As filed with the Securities and Exchange Commission on March 24, 2004

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SunGard® Data Systems Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7374	51-0267091
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

680 East Swedesford Road,

Wayne, Pennsylvania 19087

(484) 582-2000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Lawrence A. Gross, Esq.

SunGard Data Systems Inc.

680 East Swedesford Road

Wayne, Pennsylvania 19087

(484) 582-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy of communications to:

Richard J. McMahon, Esq.

Brad L. Shiffman, Esq.

Blank Rome LLP

One Logan Square

Philadelphia, Pennsylvania 19103-6998

(215) 569-5500

Approximate date of commencement of proposed sale of the securities to the public:    As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

3.750% Senior Notes due 2009	$250,000,000	100%	$250,000,000	$31,675

4.875% Senior Notes due 2014	$250,000,000	100%	$250,000,000	$31,675

Total Registration Fee				$63,350

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to exchange these securities and it is not soliciting an offer to exchange these securities in any state where the offer or exchange is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2004

PRELIMINARY PROSPECTUS

OFFER TO EXCHANGE UP TO $250,000,000 PRINCIPAL AMOUNT OF 3.750% SENIOR NOTES

DUE 2009 FOR ANY AND ALL OUTSTANDING 3.750% SENIOR NOTES DUE 2009

OFFER TO EXCHANGE UP TO $250,000,000 PRINCIPAL AMOUNT OF 4.875% SENIOR NOTES

DUE 2014 FOR ANY AND ALL OUTSTANDING 4.875% SENIOR NOTES DUE 2014

We are offering to exchange up to $250,000,000 of our new 3.750% Senior Notes due 2009, which are referred to as the “2009 exchange notes,” for up to $250,000,000 of our existing 3.750% Senior Notes due 2009, which are referred to as the “2009 restricted notes,” and up to $250,000,000 of our new 4.875% Senior Notes due 2014, which are referred to as the “2014 exchange notes,” for up to $250,000,000 of our existing 4.875% Senior Notes due 2014, which are referred to as the “2014 restricted notes.” The 2009 exchange notes and the 2014 exchange notes are referred to collectively as the “exchange notes” and the 2009 restricted notes and the 2014 restricted notes are referred to collectively as the “restricted notes.” We refer to the restricted notes and exchange notes collectively as the “notes.” The terms of each series of exchange notes are identical to the terms of the corresponding series of the restricted notes, except that the exchange notes have been registered under the Securities Act of 1933 and the transfer restrictions and registration rights relating to the restricted notes do not apply to the exchange notes.

To exchange your restricted notes for exchange notes:

•	you are required to make the representations described on pages 47 and 48 to us and

•	you must complete and send, or otherwise be bound by, the letter of transmittal that accompanies this prospectus to the exchange agent, The Bank of New York, by 5:00 p.m., New York City time, on [ ], 2004.

You should read the section called “The Exchange Offer” for further information on how to exchange your restricted notes for exchange notes.

You should consider carefully the “Risk Factors” section beginning on page 7 of this prospectus before you make a decision as to whether to tender your restricted notes in this exchange offer.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for restricted notes where such restricted notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date (as defined herein) and ending on the close of business 180 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the exchange offer or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                     , 2004

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any exchange notes offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies. No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus in connection with the offer contained herein and, if given or made, such information or representations must not be relied upon as having been authorized by SunGard. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in our affairs or that of our subsidiaries since the date hereof.

Unless otherwise indicated, all references in this prospectus to “SunGard,” “we,” “us,” “our” or similar terms refer to SunGard Data Systems Inc., together with its subsidiaries.

PRINCIPAL EXECUTIVE OFFICES

SunGard’s principal executive offices are located at 680 East Swedesford Road, Wayne, Pennsylvania 19087 and the telephone number is (484) 582-2000.

FORWARD-LOOKING STATEMENTS

Certain of the matters we discuss in this prospectus and the documents incorporated or deemed to be incorporated by reference herein may constitute forward-looking statements. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions which concern our strategy, plans or intentions. All statements we make relating to estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ

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materially from those we expected. We derive most of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our results. We described some of the factors that we believe could affect our results in the section entitled “Risk Factors.” We assume no obligation to update any written or oral forward-looking statement made by us or on our behalf as a result of new information, future events or other factors.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. You may obtain further information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC’s Web site at http://www.sec.gov. In addition, you may inspect our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. You may find additional information about us at our Web site at http://www.sungard.com. The information on our Web site is not a part of this prospectus.

We incorporate by reference into this prospectus the documents listed below that we have previously filed with the SEC and any future filings that we make with the SEC under Sections 13(a), 13(c) 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus until we have sold all of the notes to which this prospectus relates and before the termination of this offering:

•	Annual Report on Form 10-K for the year ended December 31, 2003;

•	Definitive Proxy Statement relating to the 2004 Annual Meeting of Stockholders; and

•	Current Report on Form 8-K filed on February 17, 2004.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of the initial filing of this registration statement and prior to the effectiveness of this registration statement, except for the Board Compensation Committee Report on Executive Compensation and the performance graph contained in any proxy statement filed by us pursuant to Section 14(a) of the Securities Exchange Act, shall be deemed to be incorporated by reference into the prospectus. Our file number for the incorporated documents is 1-12989.

The information incorporated by reference is an important part of this prospectus. Any statement in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to have been modified or superseded to the extent that a statement contained in this prospectus or any document that we subsequently file with the SEC that is incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed to be a part of this prospectus except as so modified or superseded.

You may obtain a copy of these filings, at no cost, by writing or telephoning us at the following address and phone number:

SunGard Data Systems Inc.

680 East Swedesford Road

Wayne, PA 19087

Attention: Investor Relations

Telephone: (484) 582-5500

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To obtain timely delivery in connection with the exchange offer, you must request the information no later than [                    ], 2004, or five business days prior to the expiration date of the exchange offer if the exchange offer is extended.

We have filed with the SEC under the Securities Act of 1933 and the rules and regulations thereunder a registration statement on Form S-4 with respect to the exchange notes. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

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SUMMARY

The following summary contains basic information about SunGard and this exchange offer. It may not contain all the information that is important to you in making your investment decision. More detailed information appears elsewhere in this prospectus. The “The Exchange Offer” and “Description of Notes” sections of this prospectus contain more detailed information regarding the terms and conditions of the exchange offer and the exchange notes. In addition, you should read all of the information included or incorporated by reference in this entire prospectus carefully.

The Exchange Offer

Purpose of Exchange

We sold the restricted notes in a private offering to qualified institutional buyers and buyers outside the United States in reliance on Regulation S under the Securities Act of 1933 through Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Banc of America Securities LLC, Morgan Stanley & Co., Incorporated, Wachovia Capital Markets, LLC, ABN AMRO Incorporated, BNY Capital Markets, Inc., McDonald Investments Inc., PNC Capital Markets, Inc. and Scotia Capital (USA) Inc. (the “initial purchasers”). In connection with that offering, we and the initial purchasers entered into a registration rights agreement dated as of January 15, 2004 (the “registration rights agreement”) for the benefit of the holders of the restricted notes providing for, among other things, this exchange offer. The exchange offer is intended to make the exchange notes freely transferable by the holders without further registration or any prospectus delivery requirements under the Securities Act of 1933. See “The Exchange Offer.”

The Exchange Offer

We are offering to issue the 2009 exchange notes in exchange for a like principal amount of your 2009 restricted notes. We are offering to issue the 2014 exchange notes in exchange for a like principal amount of your 2014 restricted notes. We are offering to issue the exchange notes to satisfy our obligations contained in the registration rights agreement entered into when the restricted notes were sold in transactions permitted by Rule 144A and Regulation S under the Securities Act of 1933 and therefore not registered with the SEC. The terms of the exchange notes and restricted notes are identical in all material respects (including principal amount, interest rate and maturity), except that the exchange notes are freely transferable by holders and are not subject to any covenant regarding registration under the Securities Act of 1933. See “The Exchange Offer—Terms of the Exchange Offer; Period for Tendering Restricted Securities” and “—Procedures for Tendering Restricted Notes.” The exchange offer is not conditioned upon any minimum aggregate principal amount of restricted notes being tendered for exchange.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on [ ], 2004 unless extended (the “expiration date”).

Conditions of the Exchange Offer

Our obligation to consummate the exchange offer is not subject to any conditions, other than that the exchange offer does not violate any applicable law or SEC staff interpretation and that each holder makes certain representations to us. See “The Exchange Offer—Conditions to the Exchange Offer.” We reserve the right to terminate or amend the exchange offer at any time prior to the expiration date if, among other things, there shall have been proposed, adopted or enacted any law, statute, rule, regulation or SEC staff interpretation which, in our judgment, could reasonably be expected to materially impair our ability to proceed with the exchange offer.

Procedures for Tendering Restricted Notes

Brokers, dealers, commercial banks, trust companies and other nominees who hold restricted notes through The Depository Trust Company (“DTC”) may effect tenders by book-entry transfer in accordance with DTC’s Automated Tender Offer Program (“ATOP”). To tender restricted notes for exchange by book-entry transfer, an agent’s message (as defined under “The Exchange Offer—Book-Entry Transfer”) or a completed and signed letter of transmittal (or facsimile thereof), with any required signature guarantees and any other required documentation, must be delivered to the exchange agent at the address set forth in this prospectus on or prior to the expiration date, and the restricted notes must be tendered in accordance with the DTC’s ATOP procedures for transfer. To tender restricted notes for exchange by means other than book-entry transfer, you must complete, sign and date the letter of transmittal (or facsimile thereof) in accordance with the instructions in this prospectus and contained in the letter of transmittal and mail or otherwise deliver the letter of transmittal (or facsimile thereof), together with the restricted notes, any required signature guarantees and any other required documentation, to the exchange agent at the address set forth in this prospectus on or prior to the expiration date. By executing the letter of transmittal, you represent to us that:

•	you are acquiring the exchange notes in the ordinary course of business;

•	you have no arrangement or understanding with any person to participate in the distribution of the restricted notes or the exchange notes within the meaning of the Securities Act of 1933;

•	if the holder is not a broker-dealer, you are not engaged in, and do not intend to engage in, the distribution of the exchange notes; and

•	you are not an “affiliate” of SunGard (as defined under the Securities Act of 1933).

In addition, each broker or dealer that receives exchange notes for its own account in exchange for any restricted notes that were acquired by the broker or dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “The Exchange Offer—Procedures for Tendering Restricted Notes” and “Plan of Distribution.”

Special Procedures for Beneficial Owners

If you are a beneficial owner whose restricted notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If the restricted notes are in certificated form and you are a beneficial owner who wishes to tender on the registered holder’s behalf, prior to completing and executing the letter of transmittal and delivering the restricted notes, you must either make appropriate arrangements to register ownership of the restricted notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time. See “The Exchange Offer—Procedures for Tendering Restricted Notes.”

Guaranteed Delivery Procedures

If you wish to tender your restricted notes in the exchange offer but your restricted notes are not immediately available for delivery or other documentation cannot be completed by the expiration date, or the procedures for book-entry transfer cannot be completed on a timely basis, you may still tender your restricted notes by completing, signing and delivering the letter of transmittal or, in the case of a book-entry transfer, an agent’s message, with any required signature guarantees and any other documents required by the letter of transmittal, to the exchange agent prior to the expiration date and tendering your restricted notes according to the guaranteed delivery procedures set forth in “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal Rights	You may withdraw your tender of restricted notes at any time prior to 5:00 p.m., New York City time, on the expiration date. See “The Exchange Offer—Withdrawal Rights.”

Acceptance of Restricted Notes and Delivery of Exchange Notes

We will accept for exchange any and all restricted notes that are promptly tendered to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. The exchange notes issued pursuant to the exchange offer will be delivered promptly following the expiration date. See “The Exchange Offer—Terms of the Exchange Offer; Period for Tendering Restricted Securities.”

Exchange Agent	The Bank of New York is serving as the exchange agent in connection with the exchange offer. See “The Exchange Offer—Exchange Agent.”

Tax Consequences

For a summary of certain U.S. federal income tax consequences of ownership of the notes, the exchange of restricted notes for exchange notes and the disposition of notes, see “Certain United States Federal Tax Consequences.”

Effect on Holders of the Restricted Notes

As a result of making this exchange offer, and upon acceptance for exchange of all validly tendered restricted notes pursuant to the terms thereof, we will have fulfilled some of our obligations under the registration rights agreement, and accordingly, there will be no increase in the annual interest rate on the restricted notes pursuant to the registration rights agreement. Holders of restricted notes who do not tender their restricted notes will continue to be entitled to all of the rights and limitations applicable thereto under the indenture dated as of January 15, 2004 (the “indenture”) between us and The Bank of New York as trustee (the “trustee”), relating to the notes, except for any rights under the indenture or the registration rights agreement which by their terms terminate or cease to be effective as a result of our making and accepting for exchange all validly tendered restricted notes pursuant to the exchange offer (including the right to receive additional interest as described above). All restricted notes that remain outstanding will continue to be subject to the restrictions on transfer provided for in the restricted notes and the indenture. To the extent that restricted notes are tendered and accepted in the exchange offer, the trading market, if any, for restricted notes could be adversely affected.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes in exchange for the restricted notes.

Terms of the Exchange Notes

The terms of each series of exchange notes are identical to the terms of the corresponding series of restricted notes, except that the exchange notes have been registered under the Securities Act of 1933 and the transfer restrictions and registration rights relating to the restricted notes do not apply to the exchange notes.

Issuer	SunGard Data Systems Inc., a Delaware corporation.

Notes Offered	$250,000,000 aggregate principal amount of 3.750% senior notes due 2009 and $250,000,000 aggregate principal amount of 4.875% senior notes due 2014.

Maturity	The 2009 exchange notes will mature on January 15, 2009 and the 2014 exchange notes will mature on January 15, 2014.

Interest Payment Dates	January 15 and July 15 of each year, beginning on July 15, 2004.

Ranking	The restricted notes are, and the exchange notes will be:

•	our senior unsecured obligations;

•	effectively subordinated in right of payment to our existing and future secured debt to the extent of such security;

•	effectively subordinated in right of payment to all existing and future debt and other liabilities, including trade payables, of our subsidiaries;

•	equal in right of payment to all of our existing and future senior unsecured debt; and

•	senior in right of payment to all of our existing and future subordinated debt.

Optional Redemption	We may redeem some or all of the exchange notes at any time by paying a “make-whole” premium based on U.S. Treasury rates. See “Description of Notes—Optional Redemption.”

Exchange offer; registration rights

In the registration rights agreement, we agreed to file with the SEC one or more registration statements with respect to an offer to exchange the restricted notes for notes having identical terms registered under the Securities Act of 1933. Alternatively, if the exchange offer cannot be completed under certain circumstances, we may file one or more registration statements to cover resales of the restricted notes. If we do not comply with these obligations, we will be required to increase the annual interest rate that we must pay to the holders of the restricted notes, but this provision does not apply to the exchange notes. This offering of exchange notes is being made to satisfy our obligations under the registration rights agreement. See “The Exchange Offer—Purpose and Effects of the Exchange Offer.”

Transfer Restrictions

We have not registered the restricted notes under the Securities Act or any state or other securities laws, and the restricted notes are subject to restrictions on transfer. The exchange notes have been registered under the Securities Act of 1933 and are not subject to those restrictions.

Risk Factors

You should carefully consider the section entitled “Risk Factors” and the other information in this prospectus or incorporated by reference in this prospectus in deciding whether to purchase the notes.

Further Issuances

We may increase the principal amount of either series of exchange notes under the indenture and then issue additional notes for all or part of the increased principal amount. These additional notes will have the same form and terms as the previously issued notes of the same series (except for the date of issuance and sometimes the date interest begins to accrue) and will carry the same right to receive accrued and unpaid interest. The additional notes and the previously issued notes will be considered a single series of notes. We may do this on more than one occasion whenever we decide to, and we may do this without telling you or obtaining your consent.

No public market

The restricted notes are, and the exchange notes will be, a new issue of securities and will not be listed on any securities exchange or included in any automated quotation system. The initial purchasers have advised us that they intend to make a market in the restricted notes and, if issued, the exchange notes, but they are not obligated to do so and may discontinue their market-making activities at any time without notice.

RISK FACTORS

Risks Related to Our Business

Our business depends largely on the economy and financial markets, and a slowdown or downturn in general economics or financial market conditions could adversely affect our business and results of operations.

When there is a slowdown or downturn in the economy, a drop in stock market levels or trading volumes, or an event that disrupts the financial markets, our business and financial results may suffer for a number of reasons. Customers may react to worsening conditions by reducing their capital expenditures in general or by specifically reducing their spending on information technology. In addition, customers may curtail or discontinue trading operations, delay or cancel information technology projects, or seek to lower their costs by renegotiating vendor contracts. Also, customers with excess data center capacity as a result of an economic slowdown may choose to take their high-availability solutions in-house rather than obtain those solutions from us. Moreover, competitors may respond to market conditions by lowering prices and attempting to lure away our customers to lower cost solutions. If any of these circumstances remain in effect for an extended period of time, there could be a material adverse effect on our financial results. As a result of the recent economic slowdown, our internal growth steadily decreased, and almost all of our revenue growth during the past two years was from acquisitions.

Our business depends largely on the financial services industry, and a weakening of the financial services industry could adversely affect our business and results of operations.

Since our customer base is concentrated in the financial services industry, our business is largely dependent on the health of that industry. When there is a general downturn in the financial services industry, or if our customers in that industry experience financial or business problems, our business and financial results may suffer. If financial services firms continue to consolidate (as they have over the past decade or so), there could be a material adverse effect on our business and financial results. When a customer merges with a firm using its own solution or another vendor’s solution, they could decide to consolidate their processing on a non-SunGard system, which could have an adverse effect on our financial results.

Our acquisition program is a principal element of our strategy but, because of the uncertainties involved, this program may not be successful and we may not be able to successfully integrate and manage acquired businesses.

There can be no assurance that our acquisition program will continue to be successful or that each acquisition will meet one of our important guidelines of being neutral or positive to our earnings within the first twelve months and thereafter. If we are unable to successfully integrate and manage acquired businesses, or if acquired businesses perform poorly, then our business and financial results may suffer. It is possible that the businesses we have acquired and businesses that we acquire in the future may perform worse than expected or prove to be more difficult to integrate and manage than expected. If that happens, there may be a material adverse effect on our business and financial results for a number of reasons, including:

•	we may have to devote unanticipated financial and management resources to acquired businesses;

•	we may not be able to realize expected operating efficiencies or product integration benefits from our acquisitions; and

•	we may have to write off goodwill or other intangible assets.

If we are unable to identify suitable acquisition candidates and successfully complete acquisitions, our growth will be slowed and our financial results may be adversely affected.

Our growth has depended in part on our ability to acquire similar or complementary businesses on favorable terms. In the last two years, virtually all of our growth was from acquired businesses. This growth strategy is subject to a number of risks that could adversely affect our business and financial results, including:

•	we may not be able to find suitable businesses to acquire at affordable valuations or on other acceptable terms;

•	we may face competition for acquisitions from other potential acquirers or from the possibility of the acquisition target pursuing an initial public offering of its stock;

•	we may have to borrow money from a bank or sell equity or debt securities to the public to finance future acquisitions as we did with the recent acquisition of Systems & Computer Technology Corporation; and

•	we may find it more difficult or costly to complete acquisitions due to changes in accounting, tax, securities or other regulations.

Catastrophic events may disrupt or otherwise adversely affect the markets in which we operate, our business and our profitability.

Our business may be adversely affected by a war, terrorist attack, natural disaster or other catastrophe. A catastrophic event could have a direct negative impact on us or an indirect impact on us by, for example, affecting our customers, the financial markets or the overall economy. The potential for a direct impact is due primarily to our significant investment in our infrastructure. Although we maintain redundant facilities and have contingency plans in place to protect against both man-made and natural threats, it is impossible to fully anticipate and protect against all potential catastrophes. Despite our preparations, a security breach, criminal act, military action, power or communication failure, flood, severe storm or the like could lead to service interruptions and data losses for customers, disruptions to our operations, or damage to our important facilities. Any of these could have a material adverse effect on our business and financial results.

Our application service provider (ASP) systems may be subject to disruptions that could adversely affect our reputation and our business.

Our ASP systems maintain and process confidential data on behalf of our customers, some of which is critical to their business operations. For example, our brokerage and trading systems maintain account and trading information for our customers and their clients, and our benefit, insurance and investor accounting systems maintain investor account information for retirement plans, insurance policies and mutual funds. If our ASP systems are disrupted or fail for any reason, or if our systems or facilities are infiltrated or damaged by unauthorized persons, our customers could experience data loss, financial loss, harm to reputation and significant business interruption. If that happens, we may be exposed to liability for security breaches, our customers may leave, our reputation may be tarnished, and there could be a material adverse effect on our business and financial results.

Because the sales cycle for our software is typically lengthy and unpredictable, our results may fluctuate from period to period.

Our operating results may fluctuate and be difficult to predict due to the timing and magnitude of software sales. We offer some of our investment support systems on a license basis, which means that the customer has the right to run the software on its own computers. The customer usually makes a significant up-front payment to license software, which we generally recognize as revenue when the license contract is signed and the software is delivered. The size of the up-front payment often depends on a number of factors that are different for each customer, such as the number of customer locations, users or accounts. As a result, the sales cycle for a software license may be lengthy and take unexpected turns. Thus, it is difficult to predict when software sales will occur or how much revenue they will generate. Since there are few incremental costs associated with software sales, our operating results may fluctuate from quarter to quarter due to the timing and magnitude of software sales.

Rapid technological and business changes could adversely affect our business.

Our business may suffer if we do not successfully adapt our products and services to changes in technology and changes in our customers’ businesses. These changes can occur rapidly and at unpredictable intervals. If we do not successfully update and integrate our products and services to adapt to these changes, or if we do not successfully develop new products and services needed by our customers to keep pace with these changes, then our business and financial results may suffer. Our ability to keep up with technology and business changes is subject to a number of risks, including:

•	we may find it difficult or costly to update our products and services and to develop new products fast enough to meet our customers’ needs;

•	we may find it difficult or costly to make some features of our products and services work effectively and securely over the Internet;

•	we may find it difficult or costly to integrate more of our investment support systems into efficient straight-through-processing solutions; and

•	we may find it difficult or costly to update our products and services to keep pace with business, regulatory and other developments in the financial services industry, where many of our customers operate.

The trend towards high-availability solutions will likely lower our margins and create pressure on our internal revenue growth in Availability Services.

Among our largest customers, there is a trend toward high-availability solutions rather than traditional recovery solutions. The primary reason for this trend is that high-availability solutions, although more costly, provide greater control and faster response to processing interruptions. Many customers prefer high-availability solutions provided by us in order to take advantage of our business continuity expertise and resource management capabilities. Other customers, especially among the very largest having significant IT resources, prefer in-house high-availability solutions, which often are facilitated by excess data center capacity resulting from the recent economic slowdown and by ongoing technological advances. When an existing customer moves from one of our traditional solutions to one of our high-availability solutions, there is a positive impact on our revenue, but usually at a lower margin. Although we cannot predict the exact mix of gains and losses that will result from the trend towards high-availability solutions among the largest customers, we expect that this trend will continue to create pressure on our internal revenue growth rate in Availability Services. We believe that future increases in internal revenue in Availability Services will depend, in part, on an improving economy, and that there will be a lag in time between an increase in technology spending and an increase in internal revenue in Availability Services.

Our brokerage operations are highly regulated and are riskier than our other businesses.

Organizations like the Securities and Exchange Commission, New York Stock Exchange and National Association of Securities Dealers can, among other things, fine, censure, issue cease-and-desist orders and suspend or expel a broker/dealer or any of its officers or employees for failures to comply with the many laws and regulations that govern brokerage operations. Our ability to comply with these laws and regulations is largely dependent on our establishment, maintenance and enforcement of an effective brokerage compliance program. Our failure to establish, maintain and enforce proper brokerage compliance procedures, even if unintentional, could subject us to significant losses, lead to disciplinary or other actions, and tarnish our reputation.

We are exposed to certain risks due to the trading activities of our customers and professional traders of our brokerage operations. If customers or professional traders fail to pay for securities they buy, or fail to cover their short sales, or fail to repay margin loans we make to them, then we may suffer losses, and these losses may be disproportionate to the revenue and profit contributions of this business. In our other businesses, we generally can disclaim liability for trading losses that may be caused by our software, but in our brokerage operations, we cannot limit our liability for trading losses even when we are not at fault.

If we are unable to retain or attract customers, our business and financial results will be adversely affected.

If we are unable to keep existing customers satisfied, sell additional products and services to existing customers or attract new customers, then our business and financial results may suffer. A variety of factors could affect our ability to successfully retain and attract customers, including the level of demand for our products and services, the level of customer spending for information technology, the level of competition from internal customer solutions and from other vendors, the quality of our customer service, our ability to update our products and develop new products and services needed by customers, and our ability to integrate and manage acquired businesses. Our services revenue, which has been largely recurring in nature, comes from the sale of our products and services under fixed-term contracts. We do not have a unilateral right to extend these contracts when they expire. If customers cancel or refuse to renew their contracts, or if customers reduce the usage levels or asset values under their contracts, there could be a material adverse effect on our business and financial results.

In Availability Services, customer retention risks have been amplified by recent acquisitions and other factors. Compared to our historical availability services customer base, the customer bases acquired in 2001 and 2002 had shorter average remaining contract terms. Consequently, there has been a significant increase in the amount and percentage of annual availability services revenue subject to renewal. As we have been seeking to renew shorter-term availability services contracts, we often have been agreeing to lower monthly fees in exchange for longer contract commitments, which has been having a negative impact on revenue and revenue growth rates in this segment.

If we fail to retain key employees, our business may be harmed.

Our success depends on the skill, experience and dedication of our employees. If we are unable to retain and attract sufficiently experienced and capable personnel, especially in product development, sales and management, our business and financial results may suffer. For example, if we are unable to retain and attract a sufficient number of skilled technical personnel, our ability to develop high quality products and provide high quality customer service may be impaired. Experienced and capable personnel in the technology industry remain in high demand, and there is continual competition for their talents. When talented employees leave, we may have difficulty replacing them, and our business may suffer. There can be no assurance that we will be able to successfully retain and attract the personnel that we need.

If we are unable to protect our proprietary technologies and defend infringement claims, we could lose our competitive advantage and our business could be adversely affected.

Our success depends in part on our ability to protect our proprietary products and services and to defend against infringement claims. If we are unable to do so, our business and financial results may suffer. To protect our proprietary technology, we rely upon a combination of copyright, patent, trademark and trade secret law, confidentiality restrictions in contracts with employees, customers and others, software security measures, and registered copyrights and patents. Despite our efforts to protect the proprietary technology, unauthorized persons may be able to copy, reverse engineer or otherwise use some of our technology. It also is possible that others will develop and market similar or better technology to compete with us. Furthermore, existing patent and copyright laws may afford only limited protection, and the laws of certain countries do not protect proprietary technology as well as United States law. For these reasons, we may have difficulty protecting our proprietary technology against unauthorized copying or use. If any of these events happens, there could be a material adverse effect on the value of our proprietary technology and on our business and financial results. In addition, litigation may be necessary to protect our proprietary technology. This type of litigation is often costly and time-consuming, with no assurance of success.

The legal framework for software and business method patents is rapidly evolving, and it is possible that others may patent technology similar to ours and may assert infringement claims against us. These claims may be difficult and costly to defend and may lead to unfavorable judgments or settlements, which could have a material adverse effect on our business and financial results. For these reasons, we may find it difficult or costly to add or retain important features in our products and services.

Risks Relating to the Notes

We may incur additional indebtedness in the future and the risks associated with our leverage, including our ability to service our indebtedness, will increase as we incur additional indebtedness.

As of December 31, 2003, we had approximately $199.8 million of indebtedness, representing a total debt to capitalization ratio of 7%. After giving effect to the offering of notes, at December 31, 2003, we would have had approximately $699.8 million of indebtedness, representing a total debt to capitalization ratio of 20%. We anticipate incurring additional indebtedness in the future. The indenture governing the exchange notes will not limit the amount of indebtedness that we may incur. If our level of outstanding debt becomes substantial relative to our total capitalization, the risks associated with our leverage could have important consequences to you, including the following:

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

•	we would be obligated to use a substantial portion of our cash flow from operations to pay interest and principal on the exchange notes and other indebtedness, which would reduce the funds available to us for other purposes such as potential acquisitions and capital expenditures;

•	we could potentially have a higher level of indebtedness than some of our competitors, which may put us at a competitive disadvantage and reduce our flexibility in planning for, or responding to, changing conditions in our industry, including increased competition; and

•	we would be more vulnerable to general economic downturns and adverse developments in our business.

We expect to obtain cash to pay our expenses and to pay the principal and interest on the exchange notes and our other debt from cash flow from operations. Our ability to service our obligations depends on our future performance, which will be affected by financial, business, economic and other factors beyond our control. The failure to generate sufficient cash flow could significantly adversely affect the value of the exchange notes.

Our financial condition is dependent on the earnings of our subsidiaries.

We are a holding company and our assets consist primarily of direct and indirect ownership interests in, and our business is conducted substantially through, our subsidiaries. Consequently, our ability to repay our debt, including the exchange notes, depends on the earnings of our subsidiaries, as well as our ability to receive funds from our subsidiaries through dividends, repayment of intercompany debt or other payments. The ability of our subsidiaries to pay dividends, repay intercompany debt or make other advances to us is subject to restrictions imposed by applicable laws (including bankruptcy laws), tax considerations and the terms of agreements governing our subsidiaries. Our foreign subsidiaries in particular may be subject to currency controls, repatriation restrictions, withholding obligations on payments to us, and other limits. If we do not receive such funds from our subsidiaries, our cash flow and ability to repay our debt, including the exchange notes, would be materially adversely affected.

Because we are a holding company, the exchange notes will be structurally subordinated to all of the indebtedness of our subsidiaries.

The exchange notes will be our general unsecured obligations. We are a holding company and our assets consist primarily of direct and indirect ownership interests in, and our business is conducted substantially through, our subsidiaries. As a consequence, any of our indebtedness, including the exchange notes, will be structurally subordinated to all of the indebtedness and preferred equity, if any, of our subsidiaries. In addition, because we are a holding company, our right to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise, and the ability of holders of the exchange notes to benefit indirectly from that kind of distribution, is subject to the prior claims of creditors of that subsidiary, except to the extent that we are recognized as a creditor of that subsidiary. All obligations of our subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us. At December 31, 2003, the aggregate indebtedness of our subsidiaries was approximately $24.8 million; other liabilities of our subsidiaries, including trade payables and advanced billings, were approximately $1.0 billion. In addition, while our subsidiaries will not guarantee our new senior unsecured revolving credit facility, certain of our wholly-owned United Kingdom subsidiaries may, at our option, become direct borrowers thereunder with their liability limited to the amount which they actually borrow. Moreover, the exchange notes will not be guaranteed by any of our subsidiaries.

The exchange notes will be effectively junior to all secured indebtedness unless they are entitled to be equally and ratably secured.

The exchange notes will be our unsecured obligations and will rank equally with all our other unsecured indebtedness. However, the exchange notes are structurally subordinated to indebtedness of our subsidiaries and effectively subordinated to our secured debt to the extent of the value of the assets securing such debt. At December 31, 2003, we had approximately $19.6 million of secured indebtedness outstanding. The indenture governing the exchange notes will permit us to incur secured indebtedness as described under “Description of Notes—Covenants—Limitations on Liens.” The exchange notes will be effectively junior to any secured indebtedness.

If we become the subject of a case under the Bankruptcy Code, become insolvent or are liquidated or reorganized, any of our debt that ranks ahead of the exchange notes will be entitled to be paid in full from our assets before any payment may be made with respect to the exchange notes. Holders of the exchange notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the exchange notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the exchange notes. As a result, holders of the exchange notes may receive less, ratably, than holders of secured indebtedness.

There is no trading market for either series of the exchange notes and there may never be one.

The exchange notes will be new securities for which currently there are no trading markets. We do not currently intend to apply for listing of the exchange notes on any securities exchange. The liquidity of any market for either series of the exchange notes will depend on the number or holders of those exchange notes, the interest of securities dealers in making a market in the exchange notes and other factors. Accordingly, we cannot assure you as to the development of liquidity of any market or either series of the exchange notes. Further, if markets were to develop, the market prices for the exchange notes may be adversely affected by changes in our financial performance, changes in the overall market for similar securities and performances or prospects for companies in our industry.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes. The exchange notes will be exchanged for restricted notes as described in this prospectus upon our receipt of restricted notes. We will cancel all of the restricted notes surrendered in exchange for the exchange notes. Accordingly, the issuance of the exchange notes will not result in any change in our capitalization.

We received approximately $494.3 million, after deduction of the estimated discount to the initial purchasers and expenses payable by us, from the offering of the restricted notes. We used those net proceeds, together with existing cash, for the acquisition of Systems & Computer Technology Corporation. Pending such use, the net proceeds have been invested in short-term interest-bearing investments.

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	1999	2000	2001	2002	2003
Ratio of earnings to fixed charges(1)	7.1x	12.2x	11.7x	10.9x	11.0x

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes and extraordinary item plus fixed charges. Fixed charges include: (i) interest expense, whether expensed or capitalized; (ii) amortization of debt issuance cost; and (iii) the portion of rental expense representative of the interest factor.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2003 on a historical basis and an as-adjusted basis to reflect the issuance of the restricted notes. The issuance of the exchange notes will not result in any change in our capitalization. You should read all of this information in conjunction with our consolidated financial statements and other financial information that are included or incorporated by reference in this prospectus.

	As of December 31, 2003
	Actual	As Adjusted
	(in thousands)
Debt:
3.750% senior notes due January 15, 2009	$—	$250,000
4.875% senior notes due January 15, 2014	—	250,000
Other debt(1)	199,797	199,791

Total debt	$199,797	$699,797

Stockholders’ Equity:
Preferred stock, par value $.01 per share; 5,000 shares authorized, of which 3,200 is designated as Series A Junior Participating Preferred Stock	$—	$—
Common stock, par value $.01 per share; 800,000 shares authorized; 288,536 shares issued	2,885	2,885
Capital in excess of par value	866,651	866,651
Restricted stock plans	(2,002)	(2,002)
Retained earnings	1,766,990	1,766,990
Accumulated other comprehensive income	111,344	111,344

Total stockholders’ equity	2,765,868	2,765,868

Total capitalization	$2,965,665	$3,465,665

(1)	Includes $175,000 of long term debt which was replaced in January 2004 by a new credit facility. See “Description of Other Indebtedness.”

SELECTED HISTORICAL FINANCIAL DATA

The following selected historical financial data as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 was derived from our consolidated financial statements which have been audited by PricewaterhouseCoopers LLP. The consolidated financial statements as of December 31, 2003 and for each of the years in the three-year period ended December 31, 2003, and the report thereon, are incorporated by reference in this prospectus.

You should read this information in conjunction with our consolidated financial statements and notes thereto and the other financial information included or incorporated by reference in this prospectus.

	Year Ended December 31,
	1999		2000	2001	2002	2003
	(in thousands)
Statement of Operations Data(1)(2):
Revenue:
Services	$1,205,380		$1,401,081	$1,714,549	$2,335,093	$2,661,409
License and resale fees	239,121		259,627	214,124	195,222	209,756

Total products and services	1,444,501		1,660,708	1,928,673	2,530,315	2,871,165
Reimbursed expenses	42,496		42,388	53,164	62,922	84,087

Total revenue	1,486,997		1,703,096	1,981,837	2,593,237	2,955,252
Costs and expenses:
Cost of sales and direct operating	647,541		696,984	823,895	1,101,839	1,291,925
Sales, marketing and administration	310,830		364,334	403,252	504,737	536,069
Product development	131,482		147,277	172,425	158,844	194,790
Depreciation and amortization	76,843		88,708	108,972	202,963	222,725
Amortization of acquisition-related intangible assets	45,202		57,354	66,860	65,098	88,681
Merger costs	99,184		13,177	7,223	12,523	(2,547)

Total costs and expenses	1,311,082		1,367,834	1,582,627	2,046,004	2,331,643

Income from operations	175,915		335,262	399,210	547,233	623,609
Interest income	16,862		23,745	26,793	8,408	6,048
Interest expense	(2,321)		(2,241)	(3,641)	(13,074)	(11,653)
Other income (expense)	—		—	—	730	(2,880)
Loss on write-off of investment	—		—	(11,890)	—	—

Income before income taxes and extraordinary item	190,456		356,766	410,472	543,297	615,124
Income taxes	117,306		143,794	164,417	217,656	244,814

Income before extraordinary item	73,150		212,972	246,055	325,641	370,310
Extraordinary item	10,670	(3)	—	—	—	—

Net income	83,820		212,972	246,055	325,641	370,310
Pro forma income tax benefit	27,381		—	—	—	—

Pro forma net income	$111,201		$212,972	$246,055	$325,641	$370,310

Other Data:
EBITDA(4)	$314,726		$481,324	$563,152	$816,024	$932,135

	December 31,
	1999	2000	2001	2002	2003
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$286,990	$255,835	$396,320	$439,735	$478,941
Working capital	438,329	516,972	369,376	263,783	315,907
Total assets	1,564,762	1,845,185	2,898,158	3,281,596	4,000,107
Goodwill	211,791	296,864	621,465	939,050	1,354,398
Total short-term and long-term debt	13,272	13,847	458,631	206,092	199,797
Stockholders’ equity	1,210,767	1,442,476	1,793,856	2,222,399	2,765,868

(1)	Includes amortization of goodwill, net of tax, of $10,754, $13,877 and $17,853 in 1999, 2000 and 2001, respectively.
(2)	1999 includes merger costs of $99,184 ($71,309 pro forma after tax; $0.27 per diluted share) and an extraordinary gain from the sale of two healthcare information systems businesses of $16,766 ($10,670 after tax; $0.04 per diluted share). 2000 includes charges of $13,177 ($8,547 after tax; $0.03 per diluted share) for purchased in-process research and development and merger costs. 2001 includes charges of $17,670 ($12,736 after tax; $0.04 per diluted share) for the write-off of an investment, facility shut-down and severance costs related to an acquisition and merger costs, offset in part by a break-up fee and a realized gain on short-term investments sold to fund an acquisition. 2002 includes charges of $11,793 ($8,570 after tax; $0.03 per diluted share) for facility shut-down and severance costs related to two acquisitions, along with our share of merger costs associated with our equity interests in two companies before we acquired the remaining equity of each, net of other income of $2,993 related to a gain on foreign currency purchased to fund an acquisition. 2003 includes merger costs and related items of $333 ($811 after tax; less than $0.01 per diluted share).
(3)	Net of income taxes of $6,096.
(4)	EBITDA is defined as net income before (i) interest income and expense, (ii) income taxes and (iii) depreciation and amortization (including amortization of acquisition-related intangible assets). Management believes that the presentation of EBITDA included in this prospectus provides useful information to investors regarding our results of operations because it assists in analyzing and benchmarking the performance and value of our business. Although we use EBITDA as a financial measure to assess the performance of our business, the use of EBITDA is limited because it does not include certain material costs, such as depreciation, amortization and taxes, necessary to operate our business. EBITDA included in this prospectus should be considered in addition to, and not as a substitute for, net income as calculated in accordance with GAAP as a measure of performance.

A reconciliation of EBITDA to net income follows:

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(in thousands)
EBITDA	$314,726	$481,324	$563,152	$816,024	$932,135
Depreciation and amortization	(76,843)	(88,708)	(108,972)	(202,963)	(222,725)
Amortization of acquisition-related intangible assets	(45,202)	(57,354)	(66,860)	(65,098)	(88,681)
Interest income	16,862	23,745	26,793	8,408	6,048
Interest expense	(2,321)	(2,241)	(3,641)	(13,074)	(11,653)
Income taxes(a)	(123,402)	(143,794)	(164,417)	(217,656)	(244,814)

Net income	$83,820	$212,972	$246,055	$325,641	$370,310

(a)	Includes income taxes of $6,096 in 1999 relating to income from an extraordinary item.

BUSINESS

The following summary of SunGard’s business is not complete and does not contain all of the information that may be important to you. You should read all of the information included or incorporated by reference in this prospectus.

Overview

We are a global leader in integrated software and processing solutions, primarily for financial services, and are also the pioneer and leading provider of information availability services. We are an efficient operator of resilient information technology solutions. Our efficiency comes from the economies of scale in serving multiple customers on shared platforms. We support more than 20,000 customers in over 50 countries, including the world’s 50 largest financial services companies. We currently operate our business in three segments: Investment Support Systems, Availability Services, and Higher Education and Public Sector Systems.

In Investment Support Systems, we primarily serve financial services institutions by processing their investment and trading transactions. Our investment support systems are used by customers on both the buy-side and sell-side of the global financial services industry, as well as corporations, energy companies and governments. The principal purpose of most of these systems is to automate the many detailed processes associated with trading securities, managing portfolios and accounting for investment assets. We deliver many of our systems as an application service provider (ASP).

In Availability Services, we help information-dependent enterprises of all types to ensure the continuity of their business by providing a portfolio of business continuity, managed IT and professional services. We provide information availability services for all major computing platforms, as well as end-user workstations. We also provide managed application and data-center outsourcing, including hosting services for a number of our investment support systems. To service our availability services customers, we operate more than 3,000,000 square feet of hardened, secure facilities at over 60 locations in more than 10 countries, and a global network of approximately 25,000 miles.

In our Higher Education and Public Sector Systems, we primarily provide specialized enterprise resource planning and administrative solutions to institutions of higher education, school districts and nonprofit organizations, as well as local, state and federal governments. These solutions include accounting, personnel, fundraising, grant and project management, student administration and reporting for educational and nonprofit organizations and accounting, personnel, utility billing, land management, public safety and justice administration for governments.

We have grown steadily, both by developing our existing businesses and by buying new businesses that broaden or complement our existing products and services. In 2002 and 2003, however, our revenue growth came almost entirely from acquisitions. Our acquisition program has been active since our initial public offering in 1986 and has contributed significantly to our long-term growth and success. During 2003, we completed nine acquisitions for an aggregate cash purchase price of approximately $435 million, net of cash acquired.

Our customer base is concentrated in the financial services industry but is widely diversified from a revenue contribution perspective. Of our more than 20,000 customers, not one accounted for more than three percent of our total 2003 revenue. We seek to establish long-term relationships with customers by selling our products and services under multi-year contracts and by emphasizing customer support and product quality and integration. Our services revenue, which is largely recurring in nature, is derived from availability services, processing services, software support and rentals, professional services, broker/dealer fees and hardware rentals. Our services revenue accounted for approximately 90% of our total revenue during 2003.

Our operating units are organized into groups that generally mirror the business lines of our customers in order to facilitate product integration and cross-selling. Individual operating units are responsible for sales and marketing, development and customer support of their own products and services. In conjunction with the efforts of our individual operating units, our global account managers focus on our largest customers that use multiple products and services. Our executive management team provides oversight and identifies opportunities to integrate our products and services in order to bring further operational efficiencies to our customers.

Business Strategy

We are focused on expanding our position as a leading provider both of integrated software and processing solutions for financial services, higher education and the public sector, and of availability services for a broad base of information-dependent enterprises. In pursuit of these objectives, we have implemented the following strategy:

Upgrading and Enhancing Our Products and Services. We continually support, upgrade and enhance our systems to incorporate new technology and to meet the needs of our customers for increased operational efficiency and resilience. We continue to introduce innovative products and services, such as straight-through-processing solutions and Web-based technologies, that complement and improve our established products and services and also address the specific needs of our customers. Our enhancements and upgrades result, in part, from active dialogue with current and prospective customers and customer user groups, some of which are independent and others that are sponsored by us. As we seek to take advantage of new technologies and to improve our customers’ operational efficiency and resilience, we are careful to preserve the functionality of our proven products and services. Our strong, recurring revenue base allows us to continually reinvest in our products and services. For example, in 2003, we spent 11% of revenue from Investment Support Systems and Higher Education and Public Sector Systems on product development.

Acquiring Complementary Businesses. We seek acquisitions that broaden or complement our existing products and services and strengthen our leadership positions. We believe that our success in identifying appropriate acquisition candidates enables us to capitalize on consolidation trends, especially within the fragmented market for investment support systems. We have detailed, standardized procedures for evaluating and implementing acquisitions. Before committing to an acquisition, we devote significant resources to due diligence and to the development of a post-acquisition plan. First, we focus on the acquisition candidate’s ability to generate profits by itself and then we attempt to identify and quantify potential cost savings. We also carefully review the acquisition candidate’s potential impact on our financial results and balance sheet. Generally, we seek to make acquisitions that will be neutral or positive to our earnings within the first twelve months.

Providing Straight-Through Processing. Historically, processing investments and trades could not be completed in real-time. For example, trades could be executed and partially processed throughout the trading day, but the final processing, including confirmations, clearing and settlement, would be completed overnight or over the course of several days in what was called a batch process, often with manual intervention. Our products and services eliminate the need for most batch processes and manual intervention, which facilitates real-time processing of investment and trading activity. We also focus on integrating our solutions with each other and with other vendors’ systems. For example, we build interfaces that allow multiple systems to exchange data without manual intervention. As a result, we can provide straight-through-processing solutions, not only within a single customer’s operations, but also across multiple firms using the SunGard Transaction Network. Using our real-time, integrated solutions and SunGard Transaction Network, members of the investment community can automate not only the investment process for trading in equities, bonds, money markets, commercial paper, certificates of deposit and mutual funds, but also the routing of orders between investors, brokers, issuers and mutual fund companies. All of these solutions help our customers to lower costs, reduce errors and provide better service to their customers.

Building Strong Customer Relationships. We believe that one of the keys to our success is our focus on developing close, well-managed, long-term relationships with our customers. Our operating units are focused on key customer types, which facilitates integration and cross-selling of our products. We not only focus on meeting our existing customers’ needs, but also on attracting and retaining new customers and continually improving customer satisfaction. We believe our operational approach helps us attract and retain customers and increases customers’ use of our products and services.

Maintaining Our Financial Strength. We strive to generate a high level of recurring revenue and cash flow, maintain a conservative capital structure and employ disciplined financial policies. We believe this fiscal strategy has been a major factor contributing to our long-term financial strength and viability. This enables us to fund the growth of our business by continually developing and acquiring new products and provides us a competitive advantage in growing, serving and retaining our substantial customer base. To increase our financial flexibility, we issued $500 million in unsecured senior notes in January 2004.

Promoting an Entrepreneurial Culture. We believe that one of our strongest competitive strengths is our entrepreneurial culture. We intend to continue to foster this culture. About half of our executive officers and many other employees joined us as a result of acquisitions. Our operating unit management structure is central to expanding our business both through internal development and through identifying potential acquisitions. Our compensation structure actively encourages our employees to be entrepreneurial and to emphasize customer satisfaction. Our executive officers have been with us for an average of twelve and a half years.

Business Segment Overview

Investment Support Systems

In Investment Support Systems, we primarily serve financial services institutions through a broad range of complementary software solutions that process their investment and trading transactions. These solutions are grouped into the following business areas: brokerage and trading systems; wealth management systems; treasury and risk management systems; investment management systems; and benefit, insurance and investor accounting systems. The principal purpose of most of these systems is to automate the many detailed processes associated with trading securities, managing portfolios and accounting for investment assets.

Our investment support systems are used by customers on both the buy-side and sell-side of the global financial services industry, as well as corporates, energy companies and governments. Buy-side customers include banks, investment managers, mutual funds, investment advisors, insurance companies, trustees, benefit plan administrators and others involved in buying, holding and managing investments. Sell-side customers include brokers, exchange members, depositaries, custodians, transfer agents and others involved in selling, brokering and trading investments. Approximately five million trades per day are processed by our investment support systems at some point in the trade cycle.

We deliver many of our investment support systems as an application service provider (ASP). We provide investment support systems on an ASP basis primarily from our data centers located throughout North America and Europe. We also deliver some of our investment support systems by licensing the software to customers for use on their own computers.

Brokerage and Trading Systems

Our brokerage and trading systems provide comprehensive processing of equities, fixed-income securities, and exchange-traded futures, options and other instruments. Used primarily by broker/dealers and other sell-side customers, these systems address all important facets of securities transaction processing, including order routing, trading support, execution and clearing, position keeping, regulatory and tax compliance and reporting, and investment accounting and recordkeeping. Some of these systems provide full front- to back-office support, while others are focused primarily on one or the other.

We own four registered brokers that facilitate enhanced straight-through processing by providing the following services using our brokerage and trading systems: (1) an electronic communications network (ECN) that is used by brokerage firms and institutional investors to trade Nasdaq and exchange-listed securities anonymously; (2) a clearing broker that provides order routing, execution and clearing for professional traders; (3) a full-service equities trading desk for institutional investors; and (4) a New York Stock Exchange member that uses a proprietary wireless system to execute trades for institutional investors.

We link our investment support systems and hosting data centers through the SunGard Transaction Network. Using this network, one of our registered brokers offers an online, straight-through-processing service that automates the investment process for trading equities, bonds, money markets, commercial paper, certificates of deposit and mutual funds. This service automatically routes orders and confirmations between investors, brokers, issuers and mutual fund companies that are linked to the network. We market these services to users of both our investment support systems and our business partners’ systems. Through initiatives like the SunGard Transaction Network, we aim to link all of these systems both within and across institutions to achieve straight-through processing.

Wealth Management Systems

Our wealth management systems include a range of software solutions used primarily by bank trust departments to manage and service the portfolios of high net worth individuals. We offer an integrated wealth management application suite that provides straight-through processing for global asset management firms and includes functionality for portfolio management and performance measurement, trade order management, regulatory and tax compliance, preparation of customer statements, and handling of other customer services. In addition, we provide turnkey, outsourced wealth management services to banks, registered investment advisors and other financial services organizations.

Several of our wealth management systems are used to automate the investment, operations and administrative areas unique to the bank trust business, including cash and portfolio management, payment of trust expenses, retiree benefits and beneficiary distributions, and preparation of tax returns for taxable trusts. Other wealth management systems are used to automate the functions associated with the worldwide custody and safekeeping of invested assets, such as trade settlement, investment income collection, tax reclamation, foreign exchange and reconciliation of depositary and sub-custodian positions.

We also provide a range of solutions used by brokers, banks and insurance companies to support front-office wealth management activities. For example, we provide software solutions that are used by retail brokers in their advisory role to track customer contacts and manage customer portfolios. We also provide systems that enable our customers to provide online brokerage services to their own customers. Our other products are used by investment advisors to identify new prospects, create customer profiles, analyze customer needs, assess customer suitability, monitor compliance and cross-sell products. We also provide information management systems that are used by brokers and investment professionals to make informed investment decisions based on timely, dependable market data from exchanges and leading industry providers worldwide. In addition, we offer historical market and reference data and technology to perform trading analytics, quantitative modeling, and portfolio processing.

We also provide systems that automate the functions associated with worldwide securities lending activities and facilitate straight-through processing by providing a single, centralized order-routing network that links lenders and borrowers of securities.

Treasury and Risk Management Systems

We provide a range of software solutions that automate risk management and trading operations for capital markets globally. Generally, these products are used by traders and market makers of fixed income securities, foreign exchange contracts, equities and their related derivatives such as interest rate and credit derivatives, convertible bonds, foreign exchange options and equity options. These front- to back-office systems help customers price and analyze trades, manage trading and related risks across the institution, process and account for trading activities, and determine hedging strategies to manage risk. These systems also help customers monitor compliance with their own trading policies, limits and internal controls and with regulations.

We also provide a comprehensive solution for global banks to manage the credit risk associated with their worldwide trading activities. This solution allows users to consolidate credit exposures, optimize collateral management, and monitor compliance with capital requirements and regulations such as Basel II. We also provide to banks, across their retail and wholesale operations, asset and liability management software with comprehensive risk management and performance measurement functionality.

Our treasury systems are used by the treasury departments of corporate and government entities worldwide to manage their cash, debt and investment portfolios. We also provide professional services that focus on application implementation and integration of these treasury systems. In addition, we offer a Web-based service that provides a single point of access via the Internet to enable corporate treasurers to manage geographically dispersed treasury operations more efficiently.

We provide software systems that help utilities, power generating companies and energy traders, marketers and distribution companies to manage physical and financial trading activities. These systems provide trading support, market and credit risk management, trade processing, power scheduling and accounting functions. We also provide professional services including software development services to the energy industry.

We also provide exception management and reporting systems to financial services institutions. These systems automatically detect and repair errors that occur when transactions move between systems, which helps prevent exceptions in straight-through processing.

We also offer software solutions that provide intelligent message transformation, content-based routing, and data validation and enrichment, primarily for payments and post-trade messages. This makes it easier for financial services firms to integrate their financial messaging business processes.

Investment Management Systems

Our investment management systems include a range of software solutions used primarily by buy-side customers to maintain the books of record for all types of institutional investment portfolios, such as those managed by institutional asset managers, mutual funds, hedge funds, fund of funds, banks, prime brokers and third party administrators. We offer an integrated investment management application suite that provides straight-through processing for investment transactions, with comprehensive front- to back-office functionality including trade order management, execution support, portfolio management, compliance checking, accounting and reporting.

Our investment management systems are used to track investment activities including purchases and sales of securities, value portfolios using securities prices from various market sources, provide performance measurement and attribution analyses, perform complex accounting calculations and general ledger postings, and generate a variety of accounting, audit, tax and regulatory reports. In addition, some of these systems are used by investment advisors and other portfolio managers to analyze large investment portfolios using various models to assist with investment strategy and management decisions. We also provide software solutions that address the specialized accounting needs of domestic and offshore hedge funds and funds of funds.

Benefit, Insurance and Investor Accounting Systems

Our employee benefit plan systems automate the participant accounting activities associated with defined-contribution retirement plans, such as 401(k) plans. These systems maintain the books of record for each participant’s share of the cash and securities in the plan, monitor compliance with government regulations and plan restrictions, process cash contributions and benefit payments, and produce tax reports for plan sponsors and participants. As a complement to these systems, we offer document generation systems for creating retirement plan documents and forms, and software for generating annual government filings and returns by employee benefit plans.

We also provide to the global insurance industry integrated marketing and policy administration solutions for both insurance agencies and home offices, supporting individual and group insurance, annuity, investment contract and pension policy administration. Insurance solutions include client management, financial analysis, retirement and estate planning, and policy illustrations.

Our investor accounting systems automate the transfer agent process for stock, bond and mutual fund issues. These systems maintain shareholder and bondholder positions, process new accounts, record purchases and sales, process cash deposits and disbursements, process dividend and interest distributions, generate proxy materials, tabulate votes, and produce tax reports and periodic shareholder and bondholder statements.

We provide imaging, document management and enterprise-wide workflow solutions for the financial services and insurance industries.

Availability Services

In Availability Services, we help information-dependent enterprises of all types to ensure the continuity of their business by providing a variety of solutions that help them maintain access to their critical data and systems. We engineer information availability solutions by building upon our extensive technology infrastructure and leveraging our industry-leading experience and know-how. Our experts work with customers to tailor information availability solutions that are unique to their requirements. Customers may choose different or multiple levels of service from our portfolio of solutions encompassing traditional business continuity services, managed IT services and consultative professional services. The selection of information availability solutions is based on a variety of factors including the customer’s system configuration, required flexibility and desired degree of control over the solution. Because we are vendor neutral, we focus on each customer’s individual circumstances and provide solutions for all major computing platforms with significant objectivity and flexibility.

The global, networked economy is highly information dependent, and data is a core asset for almost every business. Any inability to access critical data and systems—whether due to a natural disaster, fire, power failure, security breach, terrorist attack or other emergency—can have immediate and severe financial repercussions and tarnish reputations. That is why, for the most important business processes, customers are shifting their focus from solutions that help them recover from outages to solutions that minimize the potential for interruptions in the first place. To address this drive for maximum operational resilience, we design and implement “high-availability” solutions that help maintain the highest levels of access to data and systems. For less time-sensitive applications, we maintain a comprehensive array of traditional business continuity solutions that allow customers to recover from unplanned service interruptions. Since our inception, we have had a 100% success rate supporting customer recoveries.

High-availability solutions encompass a combination of dedicated network, servers and storage, as needed, to be used exclusively by one customer. The highest level solution involves a dual production environment, where two geographically separated systems process simultaneously the same data to provide complete redundancy. Additional high-availability solutions include load balancing—the shifting of processing among multiple servers on a network to mitigate the risk of a single server failing, and mirroring—the automated, periodic duplication of data on a secondary storage device for use if the primary copy is inaccessible.

Traditional business continuity options allow customers to restore processing operations within a short period after an interruption, usually from several hours to two days. We deliver these services in a cost-effective manner using shared resources that take significant advantage of our economies of scale. Our traditional business continuity services account for the majority of our availability services revenue.

We also provide end-user recovery offerings that allow customers to relocate other important business processes faced with disruption. These solutions range from generic office space equipped with workstations, telephones and other office equipment, to dedicated trading rooms that are also supplied with the market data feeds and specialized network services needed to support trading operations.

Our availability services infrastructure is comprehensive. To meet customers’ demands, we operate more than 3,000,000 square feet of hardened, secure facilities at more than 60 locations in over 10 countries, connected by a communications network comprised of approximately 25,000 miles of leased communications lines used exclusively by us and our customers. This infrastructure encompasses computers, networks, data centers and end-user space that we actively manage using monitoring and reporting tools. Our facilities provide secure sites to locate hardware and protect applications and data, and our dedicated network allows quick switchovers from customer facilities to ours. Using this infrastructure, we provide managed IT services averaging 99.99% availability.

Our information availability facilities include a variety of sizes and types of processing and end-user facilities, most of which are in major metropolitan areas in North America and Europe. Our MegaCenters, which house processing facilities for multiple computing platforms as well as end-user facilities, provide customers with an extensive choice of resources at a single location. We believe that our Philadelphia MegaCenter is the world’s largest commercial facility dedicated to information availability services, and that our London Technology Centre is the largest such facility in Europe. We also have a fleet of mobile recovery units—trailers containing processing and end-user capacity that can be rapidly deployed to a customer location and made operational within an hour of arrival.

We proactively manage our availability services resources. To accommodate the growth in our customer base, we open new facilities, expand existing facilities and upgrade our infrastructure to offer the most advanced platforms and technologies generally used by our customers. In addition, we sometimes consolidate facilities to increase platform options at a MegaCenter or to achieve greater overall efficiencies.

We also provide information availability consulting services and planning software. Our consultants are experts who leverage proven methodologies to deliver a full suite of services including continuity program management, information security and availability engineering services. Our contingency planning software integrates business analysis and testing tools with automated plan development and reporting features. We also design testing and maintenance programs to verify that customers’ contingency plans reflect their most current operational conditions.

Higher Education and Public Sector Systems

In Higher Education and Public Sector Systems, we primarily provide specialized enterprise resource planning and administrative solutions to institutions of higher education, school districts and other nonprofit organizations, as well as local, state and federal governments. These solutions include accounting, personnel, fundraising, grant and project management, student administration and reporting for educational and nonprofit organizations and accounting, personnel, utility billing, land management, public safety and justice administration for governments. We also provide professional services to several UK public sector agencies. Since 1995, we have been acquiring companies and developing solutions for this segment. Three recent acquisitions substantially increased our presence in this segment.

Acquisitions

We seek to grow by developing existing businesses and buying new businesses that broaden or complement existing product lines. Our ongoing acquisition program has contributed significantly to our long-term growth and success. During 2003, we spent approximately $435 million in cash (net of cash acquired) to acquire eight investment support systems businesses and one higher education and public sector systems business.

The following table lists the businesses we acquired or have entered into binding agreements to acquire since January 1, 2003:

Acquired Company/Business	Date Acquired	Description
Trust Tax Services Of America, Inc.	02/28/03	Trust tax and compliance products and services.

Andover Brokerage, LLC	03/03/03	Registered broker that provides order routing, execution and clearing services for professional traders.

H.T.E., Inc.	03/18/03	Financial management and public safety and justice solutions for government agencies and utilities.

Caminus Corporation	04/09/03	Integrated software solutions for the energy industry.

Reech Capital plc	05/23/03	Risk management solutions offered on ASP basis.

London Pacific Advisory Services, Inc.	06/05/03	Technology and services for managed account and separately managed account investment strategies.

Sherwood International plc	08/11/03	Global insurance industry and government sector software and services.

Forbatec GMBH	09/12/03	Investment management and portfolio accounting solutions in Germany, Luxembourg and Austria.

Whitelight Systems, Inc.	12/24/03	Credit risk solutions for Basel II compliance.

FAME Information Services, Inc.	01/22/04	Historical market and reference data, and data management technology.

Systems & Computer Technology Corporation	02/12/04	Global technology solutions for higher education.

Collegis, Inc.	03/04/04	Outsourced IT solutions for higher education.

Real Time Financial Management Limited	03/05/04	Global bond and equity trading system.

Product Development

We continually support, upgrade and enhance our systems to meet the needs of our customers for operational efficiency and resilience and to leverage advances in technology.

We fund most of our routine ongoing software support activities through a portion of the monthly fees paid by our investment support systems processing customers and the software support and related upgrade fees paid by our license customers. Our expenditures for software development during the years ended December 31, 2003, 2002 and 2001, including amounts that were capitalized, totaled approximately $208 million, $174 million, and $184 million, respectively. These amounts do not include routine software support costs that are included in cost of sales, nor do they include costs incurred in performing certain customer-funded development projects in the ordinary course of business.

Marketing

Most of our investment support systems are marketed throughout the United States and many are marketed worldwide, with the principal focus being on selling additional products and services to existing customers. Our information availability services and higher education and public sector systems are marketed primarily in North America and Europe, with a focus on both new accounts and existing accounts. Our sales outside the United States during the years ended December 31, 2003, 2002 and 2001 totaled approximately $748 million, $508 million, and $386 million, respectively.

MANAGEMENT

The following table provides information concerning our principal officers.

Name	Age	Principal Position
James E. Ashton III	45	Group Chief Executive Officer

Donald W. Birdwell	51	Group Chief Executive Officer

Andrew P. Bronstein	45	Vice President and Controller

Robert F. Clarke	59	Group Chief Executive Officer

Cristóbal Conde	43	President and Chief Executive Officer

T. Ray Davis	55	Group Chief Executive Officer

Lawrence A. Gross	51	Senior Vice President—Legal and General Counsel

Till M. Guldimann	54	Vice Chairman

Paul C. Jeffers	41	Vice President—Human Resources

Ronald M. Lang	52	Group Chief Executive Officer

James L. Mann	69	Chairman of the Board

John E. McArdle, Jr.	46	Group Chief Executive Officer

Michael K. Muratore	57	Executive Vice President

Brian Robins	45	Senior Vice President—Corporate Marketing

Michael J. Ruane	50	Senior Vice President—Finance, Chief Financial Officer and Treasurer

James C. Simmons	44	Group Chief Executive Officer

Bettina A. Slusar	40	Senior Vice President—Global Accounts Management

Richard C. Tarbox	51	Senior Vice President—Corporate Development

Mr. Ashton has been Group Chief Executive Officer, SunGard Trading and Risk Systems since 1999 and Group Chief Executive Officer, SunGard Treasury Systems since 2003. From 1997 to 1999, he served as Senior Vice President and General Manager of one of our wealth management systems business units that we acquired in 1997.

Mr. Birdwell has been Group Chief Executive Officer, SunGard Asset Management Systems since 1999 and Group Chief Executive Officer, SunGard Securities Processing Systems since 2002 and has been responsible for our SunGard Online Investment Systems group since 2003. From 1989 to 1999, Mr. Birdwell held various senior management positions with us, including President of one of our wealth management systems business units from 1993 to 1999.

Mr. Bronstein has been Vice President and Controller since 1994 and Corporate Controller from 1992 to 1994. From 1985 to 1992, he was a manager with Coopers & Lybrand L.L.P., Philadelphia, where he served as senior manager on our account and as director of the firm’s Philadelphia high technology group. Mr. Bronstein is a director and officer of most of our domestic subsidiaries.

Mr. Clarke has been Group Chief Executive Officer, SunGard Higher Education and Public Sector Systems since 1999. From 1988 to 1998, he served as President of one of our wealth management systems business units.

Mr. Conde has been our President since 2000 and Chief Executive Officer since 2002. Before holding these positions, Mr. Conde served as our Chief Operating Officer from 1999 until 2002 and our Executive Vice President from 1998 until 1999. Mr. Conde also has served as a member of our Board of Directors since 1999. From 1991 through 1998, Mr. Conde was the Chief Executive Officer of our SunGard Trading Systems Group.

Mr. Davis has been Group Chief Executive Officer, SunGard Employee Benefit Systems since 1999 and Group Chief Executive Officer, SunGard Investor Accounting Systems since 2002. From 1989 to 1999, Mr. Davis held various senior management positions with us, including President of one of our benefit, insurance and investor accounting systems business units from 1991 to 1999.

Mr. Gross has been Senior Vice President—Legal since 2001 and General Counsel since 1986. He was our Secretary from 1987 to March 2002 and a Vice President from 1986 to 2001. From 1979 to 1986, he was a lawyer with Blank Rome LLP, Philadelphia, and in that capacity represented us beginning in 1983. Mr. Gross is a director and officer of most of our domestic subsidiaries and some of our foreign subsidiaries.

Mr. Guldimann has been Vice Chairman since 2002. He was our Senior Vice President, Strategy and a member of our board of directors from 1999 to March 2002. Mr. Guldimann was Vice Chairman from 1997 to 1999 and Senior Vice President from 1995 to 1997 of one of our trading and risk systems business units that we acquired in 1998. From 1974 to 1995, Mr. Guldimann held various senior executive positions with J.P. Morgan & Co.

Mr. Jeffers has been Vice President—Human Resources since 2001. From 2000 to 2001, Mr. Jeffers was National Director of Performance Management and Education for Grant Thornton, LLP, and from 1999 to 2000, he was Vice President–Human Resources of First USA Bank. From 1995 to 1999, Mr. Jeffers was Area Director, Human Resources for the Management Consulting Practice of Ernst & Young LLP.

Mr. Lang has been Group Chief Executive Officer, SunGard Trading Systems since 2000 and has been responsible for our SunGard Brokerage Systems and SunGard Financial Networks groups since 2003. Mr. Lang was Vice President of Marketing from 1997 to 1998 and President from 1998 to 2000 of one of our trading and risk systems business units that we acquired in 1998.

Mr. Mann has been Chairman of the Board since 1987. Mr. Mann served as our Chief Executive Officer from 1986 to 2002, our President from 1983 to 2000 and our Chief Operating Officer from 1983 to 1986. Mr. Mann also has served as a member of our Board of Directors since 1983. Mr. Mann currently serves as a Director of T-Netix, Inc.

Mr. McArdle has been Group Chief Executive Officer, SunGard Investment Management Systems since 1999. From 1986 to 1999, he held various senior management positions with us, including President of one of our investment management systems business units since 1998.

Mr. Muratore has been Executive Vice President since March 2002. He was Senior Vice President from 1998 to March 2002, Chief Executive Officer of the SunGard Financial Systems Group from 1995 to 1998 and Chief Executive Officer of the SunGard Computer Services Group from 1990 to 1995. From 1985 to 1990, Mr. Muratore held various senior executive positions with us. Mr. Muratore is a director and/or officer of many of our domestic subsidiaries.

Mr. Robins has been Senior Vice President–Corporate Marketing since February 2003 and was Vice President—Corporate Marketing from 2000 to February 2003. From 1995 to 2000, Mr. Robins held various marketing positions, including Vice President—Marketing, with one of our trading and risk systems business units that we acquired in 1998.

Mr. Ruane has been Senior Vice President—Finance since 2001 and our Chief Financial Officer and Treasurer since 1994. He was Vice President—Finance from 1994 to 2001. From 1992 until 1994, Mr. Ruane was Chief Financial Officer and Vice President—Finance of the SunGard Trading Systems Group. Mr. Ruane was our Vice President—Controller from 1990 to 1992, and our Corporate Controller from 1985 to 1990. Mr. Ruane is a director and officer of most of our domestic and foreign subsidiaries.

Mr. Simmons has been Group Chief Executive Officer and President, SunGard Availability Services since 1999. From 1993 to 1999, he held various senior management positions with us, including Senior Vice President–Sales of our principal availability services business unit from 1995 to 1997 and President of one of our benefit, insurance and investor accounting systems business units from 1998 to 1999.

Ms. Slusar has been Senior Vice President—Global Accounts Management since February 2003 and was Vice President—Global Accounts Management from 2001 to February 2003. Ms. Slusar was President from 1999 to 2001 and Senior Vice President, North American Sales and Operations from 1997 to 1998 of one of our brokerage and trading systems business units.

Mr. Tarbox has been Senior Vice President–Corporate Development since 2001 and was Vice President–Corporate Development from 1987 to 2001. From 1983 to 1987, Mr. Tarbox was a senior manager with Coopers & Lybrand L.L.P., providing acquisition, litigation support and other financial consulting.

DESCRIPTION OF OTHER INDEBTEDNESS

On January 9, 2004, we entered into a new senior unsecured revolving credit facility with a syndicate of financial institutions, with JPMorgan Chase Bank and Wachovia Capital Markets, LLC as joint lead arrangers, Wachovia Bank, National Association as syndication agent and JPMorgan Chase Bank as administrative agent.

The new credit facility provides for up to $600.0 million in borrowings, including a $25.0 million sub-limit for the issuance of standby letters of credit and a $20.0 million sub-limit for swingline loans. The revolving credit facility matures on the fifth anniversary of the closing date and we are able to borrow, prepay and re-borrow from time to time before maturity. All borrowings are subject to the satisfaction of customary conditions, including the absence of any default and the accuracy of representations and warranties. Proceeds of the new revolving credit facility were initially used to refinance indebtedness under our prior credit agreements with proceeds of future borrowings to be available for general corporate and working capital purposes, including the funding of acquisitions.

Under the terms of the new facility, borrowings may also be made in euros or sterling by one or more of our wholly-owned subsidiaries organized in the United Kingdom, with all such borrowings guaranteed by us.

The per annum interest rates applicable to loans under the new facility are, at our option, equal to either an alternate base rate or an adjusted LIBOR rate plus an applicable margin percentage. The applicable margin percentage initially is a percentage equal to (1) 0% for alternate base rate revolving loans and (2) 0.75% for adjusted LIBOR rate revolving loans. The applicable margin percentage under the new facility will be subject to adjustments based upon changes, if any, in the index debt ratings for our unsecured long term indebtedness for borrowed money provided by Moody’s Investors Service, Inc. and Standard & Poor’s.

On the last business day of each calendar quarter, we will be required to pay each lender a per annum commitment fee in respect of any unused commitments of such lender under the new revolving credit facility. The initial commitment fee is 0.15%. The commitment fee will be subject to adjustments based upon changes, if any, in the index debt ratings applicable to us.

The new facility requires us to comply on a quarterly basis with certain financial covenants, including a minimum interest expense coverage ratio and a total debt ratio. In addition, the new facility includes negative covenants, applicable to us and our subsidiaries, that, among other things, limit indebtedness, liens, investments, loans, guarantees, disposition of assets, mergers and restricted payments. These negative covenants are subject to various exceptions. For example, we are permitted to declare and pay dividends and make restricted payments so long as there is no default under the new facility and we are permitted to incur indebtedness and conduct asset sales subject to certain negotiated dollar limitations. The new facility contains customary representations and warranties and affirmative covenants, and sets forth customary events of default. If any event of default occurs, the lenders will be entitled to take various actions, including the cessation of future extensions of credit and the acceleration of amounts outstanding under the new facility.

DESCRIPTION OF NOTES

The restricted notes are, and the exchange notes will be, senior debt issued under an indenture dated January 15, 2004 between SunGard and The Bank of New York, as trustee. The 2009 exchange notes will be treated as a single class with the 2009 restricted notes and the 2014 exchange notes will be treated as a single class with the 2014 restricted notes. The 2009 notes and the 2014 notes are each a separate series of notes under the indenture. We may in the future issue additional series of notes under the indenture. The terms of each series of exchange notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939 and are identical to the terms of the corresponding series of restricted notes, except that the transfer restrictions and registration rights relating to the restricted notes do not apply to the exchange notes.

The following is a summary of some provisions of the indenture and the notes. Because this section is a summary, it does not describe every aspect of the notes or the indenture. We urge you to read the indenture and the notes because they, and not this description, define your rights as holders of the notes. This summary is subject to, and qualified in its entirety by reference to, the actual provisions of the notes and the indenture, copies of which are available upon request to SunGard at the address set forth under “Where You Can Find More Information.”

General

The 2009 notes will initially be limited to $250 million in aggregate principal amount and the 2014 notes will initially be limited to $250 million in aggregate principal amount. All exchange notes will be issued only in fully registered from without coupons in minimum denominations of $1,000 and any integral multiple of $1,000. The notes will be senior unsecured obligations of ours and will rank equally with all of our other senior unsecured indebtedness, including our new credit facility. The notes will rank junior to our secured indebtedness to the extent of collateral securing the same and will be structurally subordinated to the obligations and preferred equity, if any, of our subsidiaries. At December 31, 2003, we had outstanding approximately $199.8 million of senior indebtedness, all of which was unsecured. At December 31, 2003, aggregate indebtedness of our subsidiaries was approximately $24.8 million; other liabilities of our subsidiaries, including trade payables and advanced billings, were approximately $1.0 billion.

We may from time to time, without notice to or the consent of the holders of the notes, create and issue further 2009 notes and 2014 notes ranking equally and ratably with the notes of that series in all respects, or in all respects except for the issue price, issue date and the payment of interest accruing before the issue date of such further notes or except for the first payment of interest following the issue date of such further notes, so that such further notes shall be consolidated and form a single series with the notes of that series and shall have the same terms as to status, redemption or otherwise as the notes of that series. In addition, any exchange notes, as described under the heading “The Exchange Offer—Purpose and Effects of the Exchange Offer,” will form a single series with the notes for which such exchange notes were issued.

The indenture does not contain any covenants or provisions that would afford the holders of the notes protection in the event of a highly leveraged or other transaction that is not in the best interests of noteholders, except to the limited extent described below under “—Covenants.”

Principal and Interest

The 2009 notes will mature on January 15, 2009 and the 2014 notes will mature on January 15, 2014, unless we redeem the notes before that date, as described below under “—Optional Redemption.” Interest on the 2009 notes will accrue at the rate of 3.750% per year and on the 2014 exchange notes at 4.875% per year and will be computed on the basis of a 360-day year of twelve 30-day months. We will pay interest on the notes semi-annually in arrears on January 15 and July 15 of each year, beginning on July 15, 2004, to the registered holders of the notes on the preceding January 1 and July 1, respectively, whether or not a business day.

Any interest we do not punctually pay or duly provide for on any interest payment date with respect to the notes will cease to be payable to the holders of those notes on the applicable regular record date and may either be paid to the person in whose name those notes are registered at the close of business on a special record date for the payment of such interest to be fixed by the trustee, notice of which will be given to the holders of the notes not less than 10 calendar days before the special record date, or may be paid at any time in any other lawful manner, all as more completely described in the indenture.

The notes will be exchangeable, transfers of the notes will be registrable, and amounts due on the stated maturity date or earlier redemption date of the notes will be payable, at the corporate trust office of the trustee at 101 Barclay Street-8W, New York, New York 10286, Attention: Corporate Trust Administration. We may make payment of interest on an interest payment date in respect of the notes in certificated form by check mailed to the address of the person entitled to the payment as it appears in the security register or by transfer to an account maintained by the payee with a bank located in the United States. We will make payments of principal, premium, if any, and interest in respect of the notes in book-entry form to The Depositary Trust Company, or DTC, in immediately available funds, while disbursement of such payments to owners of beneficial interests in notes in book-entry form will be made in accordance with the procedures of DTC and its participants in effect from time to time.

Neither we nor the trustee will impose any service charge for any transfer or exchange of a note. However, we may ask you to pay any taxes or other governmental charges in connection with a transfer or exchange of the notes. If any interest payment date, stated maturity date or earlier redemption date falls on a day that is not a business day in New York City, we will make the required payment of principal, premium, if any, and/or interest on the next business day as if it were made on the date payment was due, and no interest will accrue on the amount so payable for the period from and after that interest payment date, the stated maturity date or earlier redemption date, as the case may be, to the next business day. A business day is defined in the indenture as a day other than a Saturday, Sunday or other day on which banking institutions in New York City are authorized or required by law, regulation, or executive order to close.

Optional Redemption

We may redeem some or all of the notes before maturity at a price equal to the greater of (1) 100% of the aggregate principal amount of the notes being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes, not including unpaid interest accrued to the redemption date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury rate plus 10 basis points for the 2009 notes, or the applicable treasury rate plus 15 basis points for the 2014 notes, plus, in each case, unpaid interest on the notes being redeemed accrued to the redemption date.

We will, however, pay the interest installment due on any interest payment date that occurs on or before a redemption date to the holders of the notes as of the close of business on the applicable regular record date.

The term “comparable treasury issue” means the United States Treasury security or securities selected by an independent investment banker as having an actual or interpolated maturity comparable to the remaining term of the notes being redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of the applicable series of notes.

The term “independent investment banker” means one of the reference treasury dealers appointed by the trustee after consultation with us.

The term “comparable treasury price” means, with respect to any redemption date (1) the average of three reference treasury dealer quotations for the redemption date, after excluding the highest and lowest such reference treasury dealer quotations, or (2) if we obtain fewer than four reference treasury dealer quotations, the average of all reference treasury dealer quotations for the redemption date so obtained.

The term “reference treasury dealer” means each of Citigroup Global Markets Inc. or J.P. Morgan Securities or their affiliates that are primary U.S. government securities dealers, and their respective successors. However, if any of these reference treasury dealers cease to be a primary U.S. government securities dealer in The City of New York, then we will substitute another primary U.S. government securities dealer.

The term “reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the comparable treasury issue, expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by such reference treasury dealer at approximately 3:30 p.m., New York City time, on the third business day preceding such redemption date.

The term “treasury rate” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

We will give written notice of any redemption of the notes to holders of the notes to be redeemed at their addresses, as shown in the security register for the notes, not more than 60 nor less than 30 days before the date fixed for redemption. The notice of redemption will specify, among other items, the aggregate principal amount of the notes to be redeemed, the redemption date and the redemption price.

If we choose to redeem less than all of the notes of a series, then we will notify the trustee at least 45 days before the redemption date, or such shorter period as is satisfactory to the trustee, of the aggregate principal amount of notes to be redeemed and the redemption date. The trustee will select, in the manner it deems fair and appropriate, the notes to be redeemed in part. See also “—Global Notes and Book-Entry System” below.

If we have given notice as provided in the indenture and made funds irrevocably available for the redemption of the notes called for redemption on the redemption date referred to in that notice, then those notes will cease to bear interest on that redemption date and the only remaining right of the holders of those notes will be to receive payment of the redemption price.

The notes will not be subject to, or have the benefit of, a sinking fund.

Further Issuances

We may increase the principal amount of either series of notes under the indenture and then issue additional notes for all or part of the increased principal amount. These additional notes will have the same form and terms as the previously issued notes of the same series (except for the date of issuance and sometimes the date interest begins to accrue) and will carry the same right to receive accrued and unpaid interest. The additional notes and the previously issued notes will be considered a single series of notes. We may do this on more than one occasion whenever we decide to, and we may do this without telling you or obtaining your consent.

Covenants

Merger, Consolidation and Sale of Assets

We have agreed not to consolidate or merge with or into any other person, permit any other person to consolidate with or merge into us or convey, transfer or lease all or substantially all of our properties and assets to any other person, unless:

(1) we are the surviving entity or our successor is a corporation organized and existing under the laws of the United States of America, any state or the District of Columbia;

(2) our successor will expressly assume, by a supplemental indenture, the due and punctual payment of the principal of and any premium and interest on the outstanding notes and the performance and observance of every covenant in the indenture that we would otherwise have to perform or observe;

(3) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of ours or any of our subsidiaries as a result of such transaction as having been incurred by us or any of our subsidiaries at the time of such transaction, there will not be any event of default or event which, after notice or lapse of time or both, would become an event of default;

(4) if, as a result of any such transaction, our property or assets would become subject to a lien which would not be permitted under “—Limitations on Liens,” we or our successor shall take those steps that are necessary to secure all outstanding notes and exchange notes equally and ratably with the indebtedness secured by that lien; and

(5) we will have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent to the consummation of the particular transaction under the indenture have been complied with.

Upon any consolidation or merger with or into any other person or any conveyance, transfer or lease of all or substantially all of our properties and assets to any other person, the successor person will succeed to, and be substituted for, us under the indenture, and we, except in the case of a lease, will be relieved of all obligations and covenants under the notes and the indenture to the extent we were the predecessor person.

Limitations on Liens

Neither we nor any of our subsidiaries (as defined below) may create or assume, except in our favor or in favor of one or more of our wholly-owned subsidiaries (as defined below), any mortgage, pledge, lien or encumbrance upon (1) any of the real property, fixtures, machinery and equipment relating to any facility owned by us or any of our subsidiaries except any facility that, in the opinion of our board of directors, is not of material importance to our business and the business of our subsidiaries taken as a whole (a “principal facility”), (2) any stock of any of our subsidiaries or (3) any indebtedness of any of our subsidiaries to us or any other subsidiary of ours, without equally and ratably securing all outstanding notes and exchange notes. This limitation will not apply to permitted encumbrances as described in the indenture, including:

(a) certain liens (i) on any principal facility acquired or constructed by us or any of our subsidiaries, or on which such principal facility is located, entered into within specified time limits, to secure or provide for the payment of any part of the purchase or construction price of such principal facility, (ii) existing on acquired property, (iii) existing on the property, shares of stock or indebtedness of an entity at the time such entity is acquired by us or (iv) any conditional sales agreement or other title retention agreement with respect to the construction or acquisition of any principal facility;

(b) liens extending, renewing, or refunding any lien permitted by clause (a) above and clauses (d) through (g) below;

(c) certain liens (i) for taxes or assessments or governmental charges or levies not then due and delinquent or the validity of which is being contested in good faith, and against which an adequate reserve has been established, (ii) on any principal facility created in connection with pledges or deposits to secure public or statutory obligations or to secure performance in connection with bids or contracts, (iii) in favor of materialmen, mechanics, carriers, workmen, repairmen or other similar liens on any principal facility created in connection with deposits to obtain the release of such liens, (iv) on any principal facility created in connection with deposits to secure surety, stay, appeal or customs bonds, (v) created by or resulting from any litigation or legal proceeding which is currently being contested in good faith, (vi) arising by operation of law, and (vii) certain other similar liens;

(d) liens in connection with any contracts for production, research or development with or for the government and liens on any equipment, tools, machinery, land or buildings hereafter constructed, installed or purchased by us or our subsidiaries primarily for the purpose of manufacturing or producing any product or performing any development work, directly or indirectly, for the government to secure indebtedness incurred and owing to the government for the construction, installation or purchase of such equipment, tools, machinery, land or buildings;

(e) liens created on any principal facility leased to or purchased by us or any of our subsidiaries securing directly or indirectly obligations issued in favor of any state or local government or governmental agency in connection with certain tax-exempt financings;

(f) liens to secure the cost of construction or improvement of any principal facility or property on which any principal facility is to be located entered into within specified time limits; and

(g) liens not otherwise permitted under this covenant if the sum of the indebtedness secured thereby below does not exceed 15% of our stockholders’ equity, determined on a consolidated basis in accordance with U.S. generally accepted accounting principles, as of the end of our most recently completed fiscal quarter for which financial information is then publicly available (“consolidated stockholders’ equity”).

The term “subsidiary” of any person means (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of capital stock or other equity interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or one or more of the other subsidiaries of such person (or a combination thereof), (ii) any partnership, limited liability company or similar pass-through entity the sole general partner or the sole managing general partner or sole managing member of which is such person or a subsidiary of such person and (iii) any partnership, limited liability company or similar pass-through entity the only general partners, managing members or persons, however designated in corresponding roles, of which are such person or one or more subsidiaries of such person (or any combination thereof).

The term “wholly-owned subsidiary” of any person means (i) any corporation, association or other business entity of which 100% of the total voting power of shares of capital stock or other equity interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or one or more of the other subsidiaries of such person (or a combination thereof) and (ii) any partnership, limited liability company or similar pass-through entity the sole partners, members or persons, however designated in corresponding roles, of which are such person or one or more subsidiaries of such person (or any combination thereof).

Events of Default

An “event of default” with respect to each series of notes occurs if:

(1) we fail to pay interest on the applicable series of notes when due and payable and that failure continues for 30 calendar days;

(2) we fail to pay the principal of, or premium, if any, on, the applicable series of notes at its maturity or when otherwise due;

(3) there is a default in the payment of any of our Debt (as defined in the indenture) or any Debt of any of our subsidiaries aggregating more than $75.0 million in principal amount, after giving effect to any applicable grace period, or in the performance of any other term or provision of any Debt or any Debt of our subsidiaries in excess of $75.0 million principal amount that results in such Debt becoming or being declared due and payable before the date on which it would otherwise become due and payable, and such acceleration is not rescinded or annulled, or such Debt has not been discharged, within a period of 15 days after there has been given written notice specifying such default as provided in the indenture;

(4) we fail to perform any covenant in the indenture and that failure continues for 90 calendar days after we receive written notice as provided in the indenture; or

(5) certain actions are taken relating to our bankruptcy, insolvency or reorganization or the bankruptcy, insolvency or reorganization of any subsidiary of ours that qualifies as a “significant subsidiary” within the meaning of Rule 405 under the Securities Act.

If an event of default with respect to any series of notes occurs and continues, except for the bankruptcy, insolvency or reorganization actions referred to above, then the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes of the applicable series may require us to repay immediately the principal of, and any unpaid premium and interest on, all such notes. The holders of a majority in principal amount of the outstanding notes of a particular series of may rescind and annul that acceleration if all events of default with respect to such notes, other than the nonpayment of accelerated principal, have been cured or waived as provided in the indenture. An event of default arising from the bankruptcy, insolvency or reorganization actions referred to above shall cause the principal of, and any unpaid premium and interest on, all applicable series of notes to become immediately due and payable without any declaration or other act by the trustee, the holders of such series of notes or any other party.

Other than its duties in case of a default, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request or direction of any holder of notes of any series, unless the holders offer reasonable indemnity to the trustee. If the holders offer to the Trustee indemnity satisfactory to it, then the holders of a majority in principal amount of the outstanding notes of the applicable series will have the right, subject to some limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to such notes.

No holder of any note of any series will have any right to institute any proceeding with respect to the indenture or for any remedy under the indenture unless:

(1) the holder has previously given to the trustee written notice of a continuing event of default with respect to the applicable series of notes;

(2) the holders of at least 25% in principal amount of the outstanding notes of the applicable series have made a written request to the Trustee, and offered to it indemnity satisfactory to it, to institute a proceeding as trustee;

(3) the trustee has failed to institute the requested proceeding within 60 calendar days after receipt of such notice, written request and offer of indemnity; and

(4) the trustee has not received from the holders of a majority in principal amount of the outstanding notes of the applicable series a direction inconsistent with the request during that 60-day period.

However, the holder of each note of any series will have the absolute and unconditional right to receive payment of the principal of, and premium, if any, and interest on, such note as expressed therein, and to institute suit for the enforcement of any such payment.

We are required to furnish to the trustee annually within 120 days after the end of our fiscal year a statement as to the absence of some defaults under the indenture. Within 90 days after the occurrence of an event of default the trustee shall give notice of such event of default or of any event which, after notice or lapse of time or both, would become an event of default, known to it, to the holders of the notes, except that, in the case of a default other than a payment default, the trustee may withhold notice if the trustee determines that withholding notice is in the interest of the holders.

Modification, Amendment and Waiver

We, together with the trustee, may modify and amend the indenture and the terms of the notes with the consent of the holders of a majority in principal amount of the outstanding notes of each affected series, provided that no modification or amendment may, without the consent of the holder of each outstanding note of a series:

(1) change the stated maturity of the principal of, or any installment of interest on, any note of that series;

(2) reduce the principal of, or rate of interest on, any note of that series;

(3) reduce any amount payable upon the redemption of any note of that series;

(4) change any place of payment where, or the currency in which, any principal of, or premium, if any, or interest on, any note of that series is payable;

(5) impair the right to institute suit for the enforcement of any payment on or with respect to any note of that series on or after the stated maturity or redemption date; or

(6) reduce the percentage in principal amount of outstanding notes of a particular series the consent of whose holders is required for modification or amendment of the indenture, for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults.

The holders of a majority in principal amount of the outstanding notes of the applicable series may, on behalf of the holders of all notes of that series, waive any past default under the indenture and its consequences, except a default in the payment of the principal of, or premium, if any, or interest on, any such notes or in respect of a covenant or provision that under the indenture cannot be modified or amended without the consent of the holder of each outstanding note of the affected series. In addition, the holders of a majority in principal amount of the outstanding notes of any series may, on behalf of the holders of all notes of that series, waive compliance with our covenants described above under “—Covenants—Limitations on Liens.”

In addition, we, together with the trustee, may modify and amend the indenture and the terms of the notes without seeking the consent of holders of the notes to:

(1) allow our successor to assume our obligations under the indenture and the notes pursuant to the provisions described above under the heading “—Covenants—Merger, Consolidation and Sale of Assets”;

(2) add to our covenants for the benefit of the holders of the notes or surrender any right or power we have under the indenture;

(3) add any additional events of default;

(4) secure the notes;

(5) provide for a successor trustee with respect to the notes;

(6) cure any ambiguity or correct or supplement any provision in the indenture that may be inconsistent with any other provision;

(7) to modify the legends regarding restrictions on transferability on the notes, which modifications may not adversely affect the interests of the holders of any notes or owners of beneficial interests in notes;

(8) make any other amendment or supplement to the indenture as long as that amendment or supplement does not adversely affect the interests of the holders of any notes in any material respect;

(9) provide for uncertificated notes in addition to or in place of certificated notes; or

(10) make any change to comply with any requirement of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939.

Defeasance and Covenant Defeasance

If we deposit with the trustee sufficient cash and/or U.S. government securities to pay the principal of, and premium, if any, and interest on, any series of notes on the scheduled due dates therefor, then at our option:

(1) we will be discharged from our obligations with respect to that series of notes (“defeasance”), or

(2) we will no longer be under any obligation to comply with the covenants described above under “—Covenants—Limitations on Liens” (“covenant defeasance”), and events of default relating to those covenants will no longer apply to us.

We must deliver to the trustee an opinion of counsel to the effect that the deposit and related defeasance or covenant defeasance, as applicable, will not cause the holders of the applicable series of notes to recognize income, gain or loss for United States federal income tax purposes, which, in the case of defeasance, is based on a change in law after the date of this prospectus.

Upon any defeasance or covenant defeasance, the holders of the applicable series of notes will not be entitled to the benefits of the indenture, except for registration of transfer and exchange of notes and replacement of lost, stolen or mutilated notes. After that time, holders may look only to those deposited assets for payment in respect of the notes.

Governing Law

The notes and the indenture will be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflicts of laws principles thereof.

Information Concerning the Trustee

The Bank of New York is the trustee under the indenture, the paying agent, registrar and custodian with regard to the notes. The Trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of our business.

Global Notes and Book-Entry System

Notes will be held in book-entry form, will be represented by one or more permanent global certificates in fully registered form without interest coupons (“global notes”) and will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co. or another nominee designated by DTC, except to the extent specified below under “—Exchanges of Global Notes for Certificated Notes.”

Exchanges of Global Notes for Certificated Notes

We will issue notes in certificated form (“certificated notes”) to DTC for owners of beneficial interests in a global note if:

(1) DTC notifies us that it is unwilling, unable or ineligible to continue as depositary and we are unable to locate a qualified successor within 90 days or if at any time DTC, or any successor depositary, ceases to be a “clearing agency” under the Exchange Act;

(2) an event of default relating to the notes occurs; or

(3) we decide in our sole discretion to terminate the use of the book-entry system for the notes through DTC.

Unless we otherwise determine in accordance with applicable law, certificated notes will be issued upon exchange of beneficial interests in a global note only in a minimum authorized denomination and upon compliance with all applicable transfer restrictions and procedures set forth in the indenture.

The Depository Trust Company

DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“direct participants”) deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others like securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly (“indirect participants”). The rules applicable to DTC and its direct participants and indirect participants are on file with the SEC.

Purchases of global notes under the DTC system must be made by or through direct participants, which will receive a credit for the global notes on DTC’s records. The beneficial interest of each actual purchaser of each global note (“beneficial owners”) is in turn to be recorded on the records of the direct participant and indirect participant. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participant or indirect participant through which the particular beneficial owner entered into the transaction. Transfers of ownership interests in the global notes are to be accomplished by entries made on the books of direct participants and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in global notes, except under the circumstances described above under “—Exchanges of Global Notes for Certificated Notes.”

To facilitate subsequent transfers, all global notes deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or any other name as may be requested by an authorized representative of DTC. The deposit of global notes with DTC and their registration in the name of Cede & Co. or any other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Global Notes; DTC’s records reflect only the identity of the direct participants to whose accounts those global notes are credited, which may or may not be the beneficial owners. The direct participants and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices will be sent to Cede & Co. If less than the entire aggregate principal amount of the notes is to be redeemed, we believe that DTC’s current practice is to determine by lot the interests of the direct participants to be redeemed.

Neither DTC nor Cede & Co. or any other nominee of DTC will consent or vote with respect to the global notes. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the global notes are credited on the record date identified in a listing attached to the Omnibus Proxy.

We will make principal, premium, if any, and interest payments in respect of the global notes to Cede & Co. or any other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from us or the trustee on the payment date in accordance with their respective holdings shown on DTC’s records. Payments by direct participants and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those direct participants and indirect participants and not that of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Principal, premium, if any, and interest payments in respect of the global notes to Cede & Co. or other nominee requested by an authorized representative of DTC is our responsibility, disbursement of these payments to direct participants will be the responsibility of DTC and disbursement of these payments to the beneficial owners will be the responsibility of direct participants and indirect participants.

DTC may discontinue providing its services as securities depository with respect to the global notes at any time by giving reasonable notice to us or the trustee. Under these circumstances, in the event that a successor securities depository is not obtained, certificated notes are required to be printed and delivered to DTC.

We may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depository. In that event, certificated notes will be printed and delivered to DTC.

The laws of some jurisdictions require that certain persons take physical delivery of securities in certificated form. Consequently, the ability to transfer beneficial interests in a global note to those persons may be limited. In addition, because DTC can act only on behalf of direct participants, which, in turn, can only act on behalf of indirect participants and certain banks, the ability of a person having a beneficial interest in a global note to pledge that interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate.

Neither the Trustee nor any agent shall have any responsibility for any actions taken or not taken by DTC.

THE EXCHANGE OFFER

Purpose and Effects of the Exchange Offer

We initially sold $500,000,000 aggregate principal amount of restricted notes on January 15, 2004 to the initial purchasers pursuant to a purchase agreement dated January 12, 2000 among the initial purchasers and us. The initial purchasers subsequently resold the restricted notes only:

•	in the United States to “qualified institutional buyers,” as defined in and in compliance with Rule 144A under the Securities Act of 1993; and

•	outside the United States in compliance with Regulation S under the Securities Act of 1933.

In connection with the offering of the restricted notes, we and the initial purchasers entered into a registration rights agreement dated January 15, 2004, in which we agreed, among other things, to file a registration statement relating to a registered exchange offer for the restricted notes with the SEC.

In the event that applicable interpretations of the staff of the SEC do not permit us to effect the exchange offer, the exchange offer is not for any other reason consummated on or prior to August 12, 2004, or under other specified circumstances, we also agreed:

•	to file and use our best efforts to cause to be declared effective a shelf registration statement relating to the offer and sale of restricted notes by the holders of restricted notes; and

•	to use our best efforts to keep such shelf registration statement effective until the second anniversary of the date such shelf registration statement is declared effective or until all restricted notes covered by the shelf registration statement have been sold or cease to be outstanding.

The registration rights agreement provides, in the event the exchange offer is not consummated or a shelf registration statement is not declared effective on or prior to August 12, 2004, that the annual interest rate borne by the restricted notes will be increased by 0.5% over the rate shown on the cover page of this prospectus. Once the exchange offer is consummated or a shelf registration statement is declared effective, the annual interest rate borne by the restricted notes shall be changed to again be the rate shown on the cover page of this prospectus.

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of restricted notes in any jurisdiction in which the exchange offer or acceptance of the exchange offer would violate the securities or blue sky laws of that jurisdiction.

Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties unrelated to SunGard, we believe that you may offer for resale, resell or otherwise transfer the exchange notes issued to you, unless you are an “affiliate” of SunGard within the meaning of Rule 405 under the Securities Act and except as set forth in the next paragraph, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you acquire the exchange notes in the ordinary course of business and you are not engaged, do not intend to engage, and have no arrangement or understanding with any person to engage, in the distribution of the exchange notes. If you participate in the exchange offer for the purpose of distributing securities in a manner not permitted by the SEC’s interpretation, the position of the staff of the SEC enunciated in the interpretive letters is inapplicable to you and you are required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives exchange notes for its own account as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Terms of the Exchange Offer; Period for Tendering Restricted Securities

This prospectus and the accompanying letter of transmittal contain the terms and conditions of the exchange offer. Upon the terms and subject to the conditions included in this prospectus and in the accompanying letter of transmittal, which together are the exchange offer, we will accept for exchange restricted notes which are properly tendered on or prior to the expiration date, unless you have previously withdrawn them.

•	When you tender to us restricted notes as provided below, our acceptance of the restricted notes will constitute a binding agreement between you and us upon the terms and subject to the conditions in this prospectus and in the accompanying letter of transmittal.

•	For each $1,000 principal amount of restricted notes surrendered to us in the exchange offer, we will give you $1,000 principal amount of the corresponding series of exchange notes.

•	We will keep the exchange offer open for not less than 30 days, and not more than 45 days, after the date that we first mail notice of the exchange offer to the holders of the restricted notes (or, in each case, longer if required by applicable law). We are sending this prospectus, together with the letter of transmittal, on or about the date of this prospectus to all of the registered holders of restricted notes at their addresses listed in the trustee’s security registers with respect to the restricted notes.

•	The exchange offer expires at 5:00 p.m., New York City time, on [ ], 2004; provided, however, that we, in our sole discretion, may extend the period of time for which the exchange offer is open with respect to either series of notes. The term “expiration date” means, with respect to either series of notes [ ], 2004 or, if extended by us, the latest time and date to which the exchange offer is extended with respect to such series of notes.

•	As of the date of this prospectus, $250,000,000 in aggregate principal amount of the 2009 restricted notes and $250,000,000 in aggregate principal amount of the 2014 restricted notes were outstanding. The exchange offer is not conditioned upon any minimum principal amount of restricted notes being tendered.

•	Our obligation to accept restricted notes for exchange in the exchange offer is subject to the conditions that we describe in the section called “—Conditions to the Exchange Offer” below.

•	We expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance of any restricted notes, by giving oral or written notice of an extension to the exchange agent and notice of that extension to the holders as described below. During any extension, all restricted notes previously tendered will remain subject to the exchange offer unless withdrawal rights are exercised. Any restricted notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

•	We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any restricted notes that we have not yet accepted for exchange, if any of the conditions of the exchange offer specified below under “—Conditions to the Exchange Offer” are not satisfied.

•	We will give oral or written notice of any extension, amendment, termination or non-acceptance described above to holders of the applicable restricted notes as promptly as practicable. If we extend the expiration date, we will give notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make any public announcement and subject to applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a release to the Dow Jones News Service.

•	Holders of restricted notes do not have any appraisal or dissenters’ rights in connection with the exchange offer.

•	We are not soliciting any proxies in connection with the exchange offer.

•	Restricted notes which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture, but will not be entitled to any further registration rights under the registration rights agreement.

•	We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act of 1934 and the rules and regulations of the SEC thereunder.

•	By executing, or otherwise becoming bound by, the letter of transmittal, you will be making the representations described below to us. See “—Resales of the Exchange Notes.”

•	The form and terms of the exchange notes will be the same in all material respects as the form and terms of the restricted notes, except that the restricted notes will be registered under the Securities Act of 1933 and hence will not bear legends restricting their transfer.

•	The exchange notes will not represent additional indebtedness of SunGard and will be entitled to the benefits of the indenture, which is the same indenture under which the restricted notes were issued.

•	Restricted notes that are accepted for exchange will be cancelled and retired.

•	Interest on the exchange notes will accrue from the most recent date to which interest has been paid on the restricted notes or, if no interest has been paid on the restricted notes, January 15, 2004. Accordingly, registered holders of exchange notes on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid on the restricted notes, January 15, 2004. Restricted notes accepted for exchange will cease to accrue interest from and after the date the exchange offer closes. If your restricted notes are accepted for exchange, you will not receive any payment in respect of interest on the original notes for which the record date occurs on or after completion of the exchange offer.

Important Rules Concerning the Exchange Offer

You should note that:

•	All questions as to the validity, form, eligibility, time of receipt and acceptance of restricted notes tendered for exchange will be determined by SunGard in its sole discretion, which determination shall be final and binding.

•	We reserve the absolute right to reject any and all tenders of any particular restricted notes not properly tendered or to not accept any particular restricted notes which acceptance might, in our reasonable judgment or the reasonable judgment of our counsel, be unlawful.

•	We reserve the absolute right to waive any defects or irregularities as to any particular restricted note either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender restricted notes in the exchange offer. Unless we agree to waive any defect or irregularity in connection with the tender of restricted notes for exchange, you must cure any defect or irregularity within any reasonable period of time as we shall determine. We also reserve the absolute right to waive any condition of the exchange offer prior to the expiration date. To the extent that we waive a condition of the exchange offer for one particular tender of restricted notes, we will waive that condition for all other tenders as well.

•	Our interpretation of the terms and conditions of the exchange offer as to any particular restricted notes either before or after the expiration date shall be final and binding on all parties.

•	Neither SunGard, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of restricted notes for exchange, nor shall any of them incur any liability for failure to give any notification.

Procedures for Tendering Restricted Notes

What to Submit and How

If you, as the registered holder of a restricted note, wish to tender restricted notes for exchange in the exchange offer, you must either transmit a properly completed and duly executed letter of transmittal to The Bank of New York at the address set forth below under “Exchange Agent” or transmit an agent’s message, as defined below, on or prior to the expiration date.

In addition,

(1) certificates for the tendered restricted notes must be received by the exchange agent along with the letter of transmittal,

OR

(2) a timely confirmation of a book-entry transfer of restricted notes, if such procedure is available, into the exchange agent’s account at DTC using the procedure for book-entry transfer described below and an agent’s message, must be received by the exchange agent prior to the expiration date,

OR

(3) you must comply with the guaranteed delivery procedures described below.

The method of delivery of restricted notes, letters of transmittal and notices of guaranteed delivery is at your election and risk. If delivery is by mail, we recommend that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No letters of transmittal or restricted notes should be sent to SunGard.

How to Sign Your Letter of Transmittal and Other Documents

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the restricted notes being surrendered for exchange are tendered:

(1) by a registered holder of the restricted notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or

(2) for the account of an eligible institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be by one of the following eligible institutions:

•	a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or

•	a commercial bank or trust company having an office or correspondent in the United States.

If the letter of transmittal is signed by a person or persons other than the registered holder or holders of the restricted notes, the restricted notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the restricted notes and with the signature guaranteed. If the letter of transmittal or any restricted notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, the person should so indicate when signing and, unless waived by SunGard, proper evidence satisfactory to SunGard its authority to so act must be submitted.

Unless waived, you must cure any defects or irregularities in connection with tenders of our restricted notes within a time period we will determine. Although we intend to request that the exchange agent notify you of defects or irregularities with respect to your tender of original notes, we will not, nor will the exchange agent or any other person, incur any liability for failure to give you any notification. Tenders of restricted notes will not be deemed to have been made until any defects or irregularities have been cured or waived. Any restricted notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

Acceptance of Restricted Notes for Exchange; Delivery of Exchange Notes

Once all of the conditions to the exchange offer are satisfied or waived, we will accept, promptly after the expiration date, all restricted notes properly tendered and will issue the exchange notes promptly after acceptance of the restricted notes. See “—Conditions to the Exchange Offer” below. For purposes of the exchange offer, our giving of written notice of our acceptance to the exchange agent will be considered our acceptance of the exchange offer. In all cases, we will issue exchange notes in exchange for restricted notes that are accepted for exchange only after timely receipt by the exchange agent of:

•	certificates for restricted notes or a timely book-entry confirmation of transfer of restricted notes into the exchange agent’s account at DTC using the book-entry transfer procedures described below, and

•	a properly completed and duly executed letter of transmittal or an agent’s message in lieu thereof, as the case may be.

If we do not accept any tendered restricted notes for any reason included in the terms and conditions of the exchange offer or if you submit certificates representing restricted notes in a greater principal amount than you wish to exchange, we will return any unaccepted or non-exchanged restricted notes without expense to the tendering holder or, in the case of restricted notes tendered by book-entry transfer into the exchange agent’s account at DTC using the book-entry transfer procedures described below, non-exchanged restricted notes will be credited to an account maintained with DTC promptly after the expiration or termination of the exchange offer.

In addition, we reserve the right in our sole discretion (subject to the limitations contained in the indenture):

•	to purchase or make offers for any restricted notes that remain outstanding after the expiration date; and

•	to the extent permitted by applicable law, to purchase restricted notes in the open market, in privately negotiated transactions or otherwise.

The terms of any purchase or offers could differ from the terms of the exchange offer.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the restricted notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of restricted notes by causing DTC to transfer restricted notes into the exchange agent’s account in accordance with DTC’s Automated Tender Offer Program procedures for transfer. However, the exchange for the restricted notes so tendered will only be made after timely confirmation of book-entry transfer of restricted notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message, transmitted by DTC and received by the exchange agent and forming a part of a book-entry confirmation. The agent’s message must state that DTC has received an express acknowledgment from the participant tendering restricted notes that are the subject of that book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce the agreement against that participant.

If your restricted notes are held through DTC, you must complete a form called “instructions from beneficial owner,” which will instruct the DTC participant through which you hold your securities of your intention to tender your restricted notes or not tender your restricted notes. Please note that delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent and we will not be able to accept your tender of securities until the exchange agent receives a letter of transmittal or a book-entry confirmation from DTC with respect to your securities. A copy of that form is available from the exchange agent.

Guaranteed Delivery Procedures

If you are a registered holder of restricted notes and you want to tender your restricted notes but your restricted notes are not immediately available, or time will not permit your restricted notes to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

(1) the tender is made through an eligible institution,

(2) prior to the expiration date, the exchange agent receives, by facsimile transmission, mail or hand delivery, from that eligible institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, stating:

•	the name and address of the holder of restricted notes,

•	the amount of restricted notes tendered,

•	that the tender is being made by delivering that notice and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates of all physically tendered restricted notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by that eligible institution with the exchange agent, and

(3) the certificates for all physically tendered restricted notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

You can withdraw your tender of restricted notes at any time on or prior to the expiration date.

For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at one of the addresses listed below under “—Exchange Agent.” Any notice of withdrawal must specify:

•	the name of the person having tendered the restricted notes to be withdrawn,

•	the restricted notes to be withdrawn,

•	the principal amount of the restricted notes to be withdrawn,

•	if certificates for restricted notes have been delivered to the exchange agent, the name in which the restricted notes are registered, if different from that of the withdrawing holder,

•	if certificates for restricted notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, you must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible institution, and

•	if restricted notes have been tendered using the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn restricted notes and otherwise comply with the procedures of that facility.

Please note that all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal will be determined by us, and our determination shall be final and binding on all parties. Any restricted notes so withdrawn will be considered not to have been validly tendered for exchange for purposes of the exchange offer. If you have properly withdrawn restricted notes and wish to re-tender them, you may do so by following one of the procedures described under “—Procedures for Tendering Restricted Notes” above at any time on or prior to the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provisions of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any restricted notes and may terminate or amend the exchange offer, if at any time before the expiration date for exchange or the exchange of the exchange notes for restricted notes:

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency or regulatory authority with respect to the exchange offer which, in our judgment, could reasonably be expected to materially impair our ability to proceed with the exchange offer; or

•	there shall have been proposed, adopted or enacted any law, statute, rule, regulation, order or SEC staff interpretation which, in our judgment, could reasonably be expected to materially impair our ability to proceed with the exchange offer.

In addition, we will not be obligated to accept for exchange the restricted notes of any holder that has not made to us:

•	The representations described under “—Resale of the Exchange Notes” and “Plan of Distribution” or

•	any other representations as may be reasonably necessary under applicable SEC rules, regulations, or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act of 1933.

The foregoing conditions are for our sole benefit and may be asserted or waived by us at any time prior to the expiration date, regardless of the circumstances giving rise to the conditions. Our failure at any time to exercise the foregoing rights shall not be considered a waiver by us of that right. Our rights described in the prior paragraph are ongoing rights which we may assert at any time prior to the expiration date of the exchange offer.

In addition, we will not accept for exchange any restricted notes tendered, and no exchange notes will be issued in exchange for any restricted notes, if at that time any stop order shall be threatened or in effect with respect to the exchange offer or the qualification of the indenture under the Trust Indenture Act.

Exchange Agent

The Bank of New York has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for assistance regarding exchange procedure should be directed to the exchange agent, addressed as follows:

Deliver to:

The Bank of New York

Corporate Trust Operations

Reorganization Unit

101 Barclay Street – 7 East

New York, New York, 10286

Attn: William Buckley

Delivery to an address other than as listed above or transmission of instructions via facsimile other than as listed above does not constitute a valid delivery.

Requests for additional copies of this prospectus or of the letter of transmittal and notices of guaranteed delivery should be directed to The Bank of New York. All other questions should be directed to Investor Relations, SunGard Data Systems Inc., 680 West Swedesford Road, Wayne, PA 19087 (telephone number: (484) 582-5500).

Fees and Expenses

The principal solicitation is being made by mail; however, additional solicitation may be made by facsimile, telephone or in person by our officers, regular employees and affiliates. We will not pay any additional compensation to any of our officers and employees who engage in soliciting tenders. We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer.

The estimated cash expenses to be incurred in connection with the exchange offer, including legal, accounting, SEC filing, printing and exchange agent expenses, will be paid by us and are estimated in the aggregate to be $200,000.

Transfer Taxes

Holders who tender their restricted notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register exchange notes in the name of, or request that restricted notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Resale of The Exchange Notes

Under existing interpretations of the staff of the SEC contained in several no-action letters to third parties, the exchange notes would in general be freely transferable after the exchange offer without further registration under the Securities Act of 1933. The relevant no-action letters include the EXXON CAPITAL HOLDINGS CORPORATION letter, which was made available by the SEC on May 13, 1988, and the MORGAN STANLEY & CO. INCORPORATED letter, made available on June 5, 1991.

However, any purchaser of restricted notes who is an “affiliate” of SunGard or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

(1) will not be able to rely on the interpretation of the staff of the SEC,

(2) will not be able to tender its restricted notes in the exchange offer, and

(3) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with any sale or transfer of the securities unless that sale or transfer is made using an exemption from those requirements.

By executing, or otherwise becoming bound by, the letter of transmittal, each holder of the restricted notes will represent that:

(1) it is not our “affiliate”;

(2) any exchange notes to be received by it were acquired in the ordinary course of its business;

(3) it has no arrangement or understanding with any person to participate in the “distribution,” within the meaning of the Securities Act of 1933, of the exchange notes; and

(4) if the holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of the exchange notes.

In addition, in connection with any resales of exchange notes, any broker-dealer participating in the exchange offer who acquired securities for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act of 1933. The SEC has taken the position in the SHEARMAN & STERLING no-action letter, which it made available on July 2, 1993, that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes, other than a resale of an unsold allotment from the original sale of the restricted notes, with the prospectus contained in the exchange offer registration statement. If we receive notice from a participating broker-dealer, either in the letter of transmittal or within twenty days after the expiration date of the exchange offer, that such broker-dealer holds restricted notes acquired for its own account as a result of market-making or other trading activities, then we will use our reasonable best efforts to keep the exchange offer registration statement continuously effective, supplemented and amended as required, to ensure that it is available for the sale of the exchange notes for a period of no more than 180 days after the expiration date of the exchange offer. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale of exchange notes received by it in exchange for restricted notes.

Consequences of Failure to Exchange

As a result of making of this exchange offer, we will have fulfilled some of our obligations under the registration rights agreement. You generally will not have any further registration rights under the registration rights agreement or otherwise if you do not tender your restricted notes. Accordingly, if you do not exchange your restricted notes for exchange notes, you will continue to hold your untendered restricted notes and will be entitled to all the rights and limitations applicable thereto under the indenture, except to the extent of those rights or limitations that, by their terms, terminate or cease to have further effectiveness as a result of the exchange offer (including the right to receive additional interest as a result of our failure to consummate the exchange offer or to cause a registration statement covering resales of restricted notes to become effective on or prior to August 12, 2004, as described under “The Exchange Offer—Purpose and Effects of the Exchange Offer”).

The restricted notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, you may only resell the restricted notes:

•	to us or any of our subsidiaries;

•	to a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in compliance with Rule 144A;

•	persons outside the United States pursuant to Regulation S;

•	pursuant to an exemption from registration provided by Rule 144 under the Securities Act (if available); or

•	pursuant to a registration statement which has been declared effective under the Securities Act (and which continues to be effective at the time of such resale).

To the extent that any restricted notes are tendered and accepted in the exchange offer, the trading market, if any, for the untendered restricted notes could be adversely affected. See “—Termination of Certain Rights.”

Termination of Certain Rights

You will not be entitled to certain rights under the registration rights agreement following the completion of the exchange offer. The right that will terminate is the right to receive additional interest as a result of our failure to consummate the exchange offer or to cause a registration statement covering resales of restricted notes to become effective on or prior to August 12, 2004, as described under “The Exchange Offer—Purpose and Effects of the Exchange Offer.”

Other

Participation in the exchange offer is voluntary and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your decision on what action to take.

No person has been authorized to give any information or to make any representations in connection with the exchange offer other than those contained in the prospectus. If given or made, that information or those representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made pursuant to the exchange offer will, under any circumstances, create any implication that there has been no change in our affairs or those of our subsidiaries since the respective dates as of which the information contained in this prospectus is given. The exchange offer is not being made to (and tenders will not be accepted from or on behalf of) holders of original notes in any jurisdiction in which the making of the exchange offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we intend to take any action we deem necessary to permit the completion of the exchange offer in any jurisdiction and to extend the exchange offer to holders of original notes in that jurisdiction.

We may in the future seek to acquire restricted notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any restricted notes that are not tendered in the exchange offer nor to file a registration statement to permit resales of any restricted notes.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the restricted notes, as reflected in our accounting records on the date of the exchange. See “Capitalization.” Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer. The expenses of the exchange offer will be amortized over the term of the exchange notes under accounting principles generally accepted in the United States of America.

IMPORTANT FEDERAL TAX CONSIDERATIONS

The following is a summary of the material United States federal income tax consequences of the purchase, ownership and disposition of the notes. Unless otherwise stated, this summary deals only with notes held as capital assets by U.S. Holders. As used in this summary, “U.S. Holders” are any beneficial owners of the notes that are, for United States federal income tax purposes: (1) citizens or residents of the United States, (2) corporations created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) estates, the income of which is subject to United States federal income taxation regardless of its source or (4) trusts if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons have the authority to control all substantial decisions of the trust. As used in this summary, “Non-U.S. Holders” means beneficial owners of the notes that are not U.S. Holders. If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of notes, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. Holders of notes that are a partnership or partners in such partnership should consult their tax advisors about the United States federal income tax consequences of holding and disposing of the notes.

This summary does not deal with special classes of holders such as banks, financial institutions, “financial services entities,” real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, or tax-exempt investors and does not discuss notes held as part of a hedge, straddle, “synthetic security” or other integrated transaction. This summary also does not address the tax consequences to U.S. expatriates subject to tax under Section 877 of Internal Revenue Code of 1986, as amended (the “Code”), or U.S. Holders that have a functional currency other than the U.S. dollar or the tax consequences to shareholders, partners, members or beneficiaries of a holder of the notes. Further, it does not include any description of any alternative minimum tax consequences, United States federal estate or gift tax laws or the tax laws of any state or local government or of any foreign government that may be applicable to the notes.

This summary is based on the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change and differing interpretations, possibly on a retroactive basis. There can be no assurance that the Internal Revenue Service (the “IRS”), will not challenge one or more of the conclusions described in this summary. Furthermore, this summary assumes that the notes are issued with no (or de minimus) original issue discount, as defined in Section 1273 of the Code.

You should consult with your own tax advisor regarding the United States federal, state, local and foreign income, franchise, personal property, and any other tax consequences of the purchase, ownership and disposition of the notes.

Exchange of Notes

The exchange of restricted notes for exchange notes in the exchange offer should not constitute a taxable event to holders. Consequently, no gain or loss will be recognized by a holder upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the restricted note and the adjusted basis of the exchange note will be the same as the adjusted basis of the restricted note immediately before the exchange.

In any event, persons considering the exchange of restricted notes for exchange notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

U.S. Holders

Interest Payments on the Notes

The interest paid on the notes will be taxable to a U.S. Holder as ordinary interest income, as received or accrued, in accordance with the holder’s United States federal income tax method of accounting.

Sale, Exchange or Redemption

Generally, the sale, exchange or redemption of notes will result in taxable gain or loss to a U.S. Holder. The amount of gain or loss on a taxable sale, exchange or redemption will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder in the sale, exchange or redemption (other than amounts attributable to accrued but unpaid interest) and (b) the U.S. Holder’s adjusted tax basis in the notes. A U.S. Holder’s adjusted tax basis in notes will generally be equal to the holder’s original purchase price for the notes.

Gain or loss recognized on the disposition of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the U.S. Holder’s holding period for the note is more than one year. A reduced tax rate on capital gain will apply to an individual U.S. Holder if such holder’s holding period for the note is more than one year at the time of disposition. The deductibility of net capital losses by individuals and corporations is subject to limitations.

Non-U.S. Holders

The following is a summary of the rules governing United States federal income taxation of Non-U.S. Holders. Non-U.S. Holders should consult with their own tax advisors to determine the effect of United States federal, state, local and foreign income tax laws, as well as treaties, with regard to an investment in the notes including any reporting requirements and, in particular, the proper application of the United States federal withholding tax rules.

Interest Payments

Except as described below, the 30% United States federal withholding tax will not apply to interest (including additional interest amounts, if any) paid on the notes to a Non-U.S. Holder, provided that: (1) the Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote within the meaning of Section 871(h)(3) of the Code and Treasury regulations promulgated thereunder; (2) the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us or any of our constituent partners; (3) the Non-U.S. Holder is not a bank which acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; (4) interest paid on the notes is not effectively connected with the beneficial owner’s conduct of a trade or business in the United States; and (5) either (a) the beneficial owner of notes certifies to us or our paying agent on IRS Form W-8BEN (or successor form), under penalties of perjury, before the payment of interest, that it is not a United States person and provides its name, address and certain other information or (b) the beneficial owner holds its notes through certain foreign intermediaries or certain foreign partnerships and such holder satisfies certain certification requirements.

To the extent a Non-U.S. Holder for any reason does not qualify for the withholding exemption described above, payments of interest will be subject to the 30% United States federal withholding tax unless the Non-U.S. Holder provides us or our agent with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. A Non-U.S. Holder will be required to obtain and supply a U.S. taxpayer identification number on such forms.

If a Non-U.S. Holder of the notes is engaged in a trade or business in the United States, and if interest on the notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular United States federal income tax on interest and any gain realized on the sale or exchange of the notes in the same manner as if it were a U.S. Holder. In addition, if such a Non-U.S. Holder is a foreign corporation, such Non-U.S. Holder may be subject to a branch profits tax equal to 30% (or such lower tax rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Sale or Exchange of Notes

A Non-U.S. Holder will generally not be subject to United States federal income or withholding tax with respect to gain upon the sale, exchange, or other disposition of notes, unless: (1) the income or gain is “U.S. trade or business income,” which means income or gain that is effectively connected with the conduct by the Non-U.S. Holder of a trade or business, or, in the case of a treaty resident, attributable to a permanent establishment or a fixed base, in the United States; or (2) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met.

U.S. trade or business income of a Non-U.S. Holder will generally be subject to regular United States income tax in the same manner as if it were realized by a U.S. Holder. Non-U.S. Holders that realize U.S. trade or business income with respect to the notes should consult their tax advisors as to the treatment of such income or gain. In addition, U.S. trade or business income of a Non-U.S. Holder that is a corporation may be subject to a branch profits tax equal to 30% (or such lower tax rate provided by an applicable treaty).

Backup Withholding and Information Reporting

U.S. Holders

Payments of interest made by us on, or the proceeds of the sale or other disposition of, the notes will generally be subject to information reporting. Additionally, United States federal backup withholding tax (currently 28%) will apply if the recipient of such payment fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit against the holder’s United States federal income tax, provided that the required information is furnished to the IRS in a timely manner.

Non-U.S. Holders

Generally, we must report annually to the IRS and to each Non-U.S. Holder the amount of each payment of interest and the amount of tax, if any, that is withheld with respect to such payments. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

Generally, information reporting and backup withholding of United States federal income tax at the applicable rate may apply to payments made by us or our agent to a Non-U.S. Holder if such holder fails to make the appropriate certification that the holder is a non-U.S. person or if we or our agent has actual knowledge or reason to know that the payee is a United States person.

Payments of the proceeds of the sale of a note to or through a foreign office of a U.S. broker or of a foreign broker that is a “controlled foreign corporation” within the meaning of the Code, a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with the conduct of a trade or business within the United States, or, in certain cases, a foreign partnership will be subject to information reporting requirements, but not backup withholding, unless the payee is an exempt recipient or such broker has evidence in its records that the payee is a Non-U.S. Holder. Both backup withholding and information reporting will apply to the proceeds of such dispositions if the broker has actual knowledge or reason to know that the payee is a U.S. Holder.

Payments of the proceeds of a sale of a note to or through the United States office of a broker will be subject to information reporting and possible backup withholding unless the payee certifies under penalties of perjury as to his or her status as a Non-U.S. Holder and satisfies certain other qualifications (and no agent of the broker who is responsible for receiving or reviewing such statement has actual knowledge or reason to know that it is incorrect) and provides his or her name and address or the payee otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder of a note will be allowed as a credit against such holder’s United States federal income tax, if any, or will be otherwise refundable, provided that the required information is furnished to the IRS in a timely manner.

The preceding discussion of certain United States federal income consequences is for general information only and is not tax advice. Accordingly, you should consult your own tax adviser as to particular tax consequences to you of purchasing, holding and disposing of the notes, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the acquisition and/or holding of the notes by employee benefit plans that are subject to the fiduciary or prohibited transaction provisions of Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of other arrangements that are subject to ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “assets” of such plans, accounts and arrangements (each, a “Plan”).

General Fiduciary Matters

ERISA imposes certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”). Under ERISA, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or any authority or control over the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation with respect to the assets of an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the notes with a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the applicable provisions of ERISA, Section 4975 of the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons that are “parties in interest” within the meaning of ERISA or “disqualified persons” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and Section 4975 of the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or PTCEs, that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 75-1 respecting transactions with broker-dealer parties in interest acting as principals or agents, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied.

Governmental plans and certain church plans and non-U.S. plans, while not subject to the fiduciary responsibility provisions of ERISA or the provisions of Section 4975 of the Code, may nevertheless be subject to Similar Laws.

Because of the foregoing, the notes should not be acquired or held by any person investing assets of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and Section 4975 of the Code or a violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of a note (or any interest therein), each holder and subsequent transferee of the notes will be deemed to have represented and warranted that either (1) no portion of the assets used by such holder or transferee to acquire and hold the notes (or any interest therein) constitutes assets of any Plan or (2) the acquisition and holding of the notes by such holder or transferee or the redemption of the notes by us will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives the exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of the exchange notes received in exchange for restricted notes where such restricted notes were acquired as a result of market-making activities or other trading activities. We agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until             ,             , all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of the exchange notes by brokers-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale. These resales may be made at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells the exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holder of the securities) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the securities (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the exchange notes offered by this prospectus will be passed upon for SunGard by Blank Rome LLP, Philadelphia, Pennsylvania.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Our certificate of incorporation, as amended, and bylaws provide for indemnification of our officers and directors to the maximum extent permitted by Delaware law.

We also entered into indemnification agreements with our directors and officers providing for indemnification to the fullest extent permitted by Delaware law and, in certain respects, the indemnification agreements provide greater protection than that specifically provided for by Delaware law. The indemnification agreements do not provide indemnification for, among other things, conduct which is found to be knowingly fraudulent or deliberately dishonest, or for willful misconduct.

Item 21. Exhibits

Exhibit No.		Document
3.1	*	Restated Certificate of Incorporation

3.2	**	Amended and Restated By-Laws

4.1	***	Indenture dated as of January 15, 2004 between SunGard Data Systems Inc. and The Bank of New York, as trustee

4.2		Form of 3.750% Senior Notes due 2009

4.3		Form of 4.875% Senior Notes due 2014

4.4	***	Registration Rights Agreement dated as of January 15, 2004 among SunGard Data Systems Inc., Citigroup Global Markets, Inc. and J.P. Morgan Securities Inc., as representatives of the initial purchasers

5.1		Opinion of Blank Rome LLP with respect to the exchange notes

12.1		Computation of Ratio of Earnings to Fixed Charges

21.1	***	Subsidiaries of the Registrant

23.1		Consent of Blank Rome LLP (contained in their opinion filed as Exhibit 5.1)

23.2		Consent of PricewaterhouseCoopers LLP

24.1		Power of Attorney (included in the signature page of this registration statement)

25.1		Statement of Eligibility of The Bank of New York, as Trustee, on Form T-1

99.1		Form of Letter of Transmittal

99.2		Form of Notice of Guaranteed Delivery

99.3		Form of Letter to Nominees

99.4		Form of Letter to Clients

*	Incorporated by reference to the Exhibits filed with SunGard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (Commission File No. 1-12989).

**	Incorporated by reference to the Exhibits filed with SunGard’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000 (Commission File No. 1-12989).

***	Incorporated by reference to the Exhibits filed with SunGard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (Commission File No. 1-12989).

Item 22. Undertakings

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(d) The undersigned hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the Company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(e) The undersigned hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To reprove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Wayne, Pennsylvania, on the date indicated.

SUNGARD DATA SYSTEMS INC.

By:	/S/ CRISTÓBAL CONDE

Name: Cristóbal Conde Title: President and Chief Executive Officer

Date: March 24, 2004

POWER OF ATTORNEY

We, the undersigned officers and directors of SunGard, hereby severally constitute and appoint ANDREW P. BRONSTEIN, CRISTÓBAL CONDE, LAWRENCE A. GROSS, JAMES L. MANN and MICHAEL J. RUANE, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, with full powers of substitution and resubstitution, to sign for us and in our names in the capacities indicated below, the Registration Statement on Form S-4 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement, and any subsequent Registration Statement for the same offering which may be filed under Rule 462(b), and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable SunGard to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, or their substitute or substitutes, to said Registration Statement and any and all amendments thereto or to any subsequent Registration Statement for the same offering which may be filed under Rule 462(b).

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date

/S/ CRISTÓBAL CONDE Cristóbal Conde	President, Chief Executive Officer and Director (principal executive officer)	March 24, 2004

/S/ MICHAEL J. RUANE Michael J. Ruane	Chief Financial Officer and Senior Vice President—Finance (principal financial officer)	March 24, 2004

/S/ ANDREW P. BRONSTEIN Andrew P. Bronstein	Vice President and Controller (principal accounting officer)	March 24, 2004

/S/ JAMES L. MANN James L. Mann	Chairman of the Board of Directors	March 24, 2004

/S/ GREGORY S. BENTLEY Gregory S. Bentley	Director	March 24, 2004

Signature	Capacity	Date

/S/ MICHAEL C. BROOKS Michael C. Brooks	Director	March 24, 2004

/S/ RAMON DE OLIVEIRA Ramon de Oliveira	Director	March 24, 2004

/S/ HENRY C. DUQUES Henry C. Duques	Director	March 24, 2004

/S/ ALBERT A. EISENSTAT Albert A. Eisenstat	Director	March 24, 2004

/S/ BERNARD GOLDSTEIN Bernard Goldstein	Director	March 24, 2004

/S/ JANET BRUTSCHEA HAUGEN Janet Brutschea Haugen	Director	March 24, 2004

/S/ MALCOLM I. RUDDOCK Malcolm I. Ruddock	Director	March 24, 2004

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